Exhibit 99.63

EXECUTION VERSION

UNDERWRITING AGREEMENT

January 15, 2021

Nouveau Monde Graphite Inc.

331 Brassard Street

Saint-Michel-des-Saints, Québec J0K 3B0

Attention:	Eric Desaulniers, President and Chief Executive Officer

Dear Sir:

The undersigned, BMO Nesbitt Burns Inc. (“BMO” or the “Underwriter”) understands that Nouveau Monde Graphite Inc. (the “Corporation”) proposes to issue and sell 10,345,000 Common Shares (as defined herein) in the capital of the Corporation (the “Base Shares”), at a price of $1.45 per Base Share (the “Offering Price”), for an aggregate purchase price of $15,000,250.

The Underwriter understands that the Corporation has prepared and filed the Preliminary Base Shelf Prospectus (as defined herein) and the Final Base Shelf Prospectus (as defined herein) and will file, concurrently with the execution of this Agreement, the Prospectus Supplement (as defined herein) and all other necessary documents in order to qualify the Offered Shares (as defined herein) for distribution to the public in each of the Qualifying Jurisdictions (as defined herein) and the grant of the Over-Allotment Option (as defined herein), the whole in accordance with the Shelf Procedures (as defined herein).

Upon and subject to the terms and conditions set forth herein, the Underwriter hereby offers to purchase from the Corporation, and the Corporation hereby agrees to issue and sell to the Underwriter, the Base Shares, on an underwritten basis, at the Offering Price, for an aggregate purchase price of $15,000,250.

The Corporation also hereby grants to the Underwriter an option (the “Over-Allotment Option”), which may be exercised by the Underwriter in whole or in part in the Underwriter’s sole discretion and without obligation, to purchase an additional number of Common Shares (the “Additional Shares”) equal to up to 15% of the number of Base Shares, on the same basis as the Base Shares, for the purposes of covering the Underwriter’s over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option shall be exercisable by the Underwriter, in whole or in part and from time to time, on or before 5:00 p.m. (Eastern time) for a period of thirty (30) days from and including the Closing Date (as defined herein), all as more particularly described in Section 11.

Unless the context otherwise requires, references herein to the “Offered Shares” assume the exercise of the Over-Allotment Option and includes the Base Shares and all Additional Shares issuable thereunder. The offering of the Offered Shares by the Corporation is hereinafter referred to as the “Offering”.

Shortly following the closing of the Offering, the Corporation also intends to complete a non-brokered private placement, subject to certain conditions, for 3,448,275 Common Shares at the Offering Price for gross proceeds of approximately $5,000,000 (the “Private Placement”). In addition, investors participating in the Private Placement will each have the option to purchase, at the Offering Price, up to 517,241 additional Common Shares representing up to 15% of the number of Common Shares subscribed by such investor (the “Private Placement Option”).

The Underwriter may arrange for substituted purchasers (the “Substituted Purchasers”) for the Offered Shares, where such Substituted Purchasers are resident in the Selling Jurisdictions (as defined herein) where the Offered Shares may be lawfully offered and sold, provided that any Offered Shares offered or sold in any jurisdictions outside of Canada are lawfully offered and sold on a basis exempt from the prospectus, registration or similar requirements of any such jurisdictions, including continuous disclosure obligations. Each Substituted Purchaser shall purchase the Offered Shares at the Offering Price, and to the extent that Substituted Purchasers purchase Offered Shares, the obligations of the Underwriter to do so will be reduced by the number of Offered Shares purchased by the Substituted Purchasers from the Corporation.

Offers and sales of Offered Shares in the United States (as defined herein) may only be made on a private placement basis in the following manner and in compliance with Schedule “A” to this Agreement. The Underwriter may, through the U.S. Affiliate (as defined herein), offer and resell the Offered Shares to Qualified Institutional Buyers (as defined herein) pursuant to Rule 144A (as defined herein) and in compliance with Schedule “A” hereto.

In consideration of the services to be rendered by the Underwriter in connection with the Offering, the Corporation hereby agrees to pay to the Underwriter a cash commission (the “Commission”) equal to 6.0% of the aggregate gross proceeds from the Offering (including for certainty on any exercise of the Over-Allotment Option). The Commission shall be due and payable at the Closing Time (as defined herein), and for certainty, no Commission shall be payable to the Underwriter on any sales made pursuant to the Private Placement.

The Corporation hereby agrees that the Underwriter will be permitted to appoint, at its sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, as their agents to assist in the Offering in the Selling Jurisdictions and that the Underwriter may determine the remuneration payable by the Underwriter to such other dealers appointed by it.

The Corporation hereby agrees that the Underwriter may offer the Offered Shares at a price less than the Offering Price, all as more particularly described in Section 19 in compliance with Canadian Securities Laws (as defined herein) and, specifically, the requirements of Regulation 44-101 (as defined herein) and the disclosure concerning the same contained in the Prospectus (as defined herein).

This Agreement is conditional upon and subject to the additional terms and conditions set forth below.

Terms and Conditions

The following are additional terms and conditions of this Agreement between the Corporation and the Underwriter:

1.	Interpretation.

(a)	Unless expressly provided otherwise, where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Additional Shares” has the meaning ascribed thereto on the face page of this Agreement;

“affiliate”, “associate” and “distribution” have the respective meanings ascribed thereto in the Securities Act (Québec);

“Agreement” means this Underwriting Agreement, as it may be amended, restated or supplemented from time to time;

“Annual Financial Material” means (i) the Annual Financial Statements, and (ii) the Corporation’s management’s discussion and analysis for the years December 31, 2019 and December 31, 2018;

“Annual Financial Statements” means the Corporation’s audited annual financial statements as at and for the years ended December 31, 2019 and December 31, 2018, together with the related notes thereto and the independent auditors’ report thereon;

“Anti-Money Laundering Laws” has the meaning ascribed thereto in Section 9(ll) of this Agreement;

“Applicable Laws” means all applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, guidelines, or the terms and conditions of any Authorizations, including any judicial or administrative interpretation thereof, of any Governmental Authority, including for certainty with respect to all Environmental Laws;

“Authorizations” means any regulatory licences, approvals, permits, consents, certificates, registrations, filings or other authorizations of or issued by any Governmental Authority under Applicable Laws;

“Base Shares” has the meaning ascribed thereto on the face page of this Agreement;

“Bid Letter” means the letter agreement dated as of January 13, 2021 between the Corporation and the Underwriter relating to the Offering;

“Business Day” means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in either the Province of Québec or the Province of Ontario;

“Canadian Securities Laws” means all applicable securities laws in each of the Qualifying Jurisdictions, and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other regulatory instruments of the Canadian Securities Regulators, including the rules and policies of the TSXV;

“Canadian Securities Regulators” means, collectively, the securities commissions or similar regulatory authorities in the Qualifying Jurisdictions;

“CFPOA” has the meaning ascribed thereto in Section 9(mm) of this Agreement;

“Claims” has the meaning ascribed thereto in Section 17(a) of this Agreement;

“Closing” means the completion of the issuance and sale of the Offered Shares pursuant to the Offering in accordance with the provisions of this Agreement;

“Closing Date” means the date on which the Offered Shares are issued and sold, which is anticipated to occur on January 20, 2021 (or such other date as the Corporation and the Underwriter may agree), and in the case of the exercise of the Over-Allotment Option, means any date or dates, within a period of thirty (30) days from and including the Closing Date, on which Additional Shares are issued and sold;

“Closing Time” means 8:00 a.m. (Eastern time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriter may agree, but in any event prior to 9:30 a.m. (Eastern time);

“Collaboration Agreement” means the Entente de collaboration et de partage des bénéfices relative au projet minier Matawinie executed on January 23, 2020, between the Corporation and the Municipalité de Saint-Michel-des-Saints;

“Commission” has the meaning ascribed thereto on page 2 of this Agreement;

“Common Shares” means the common shares in the capital of the Corporation;

“Contaminant” means and includes, without limitation, any pollutants, contaminants, chemicals, industrial, toxic or hazardous wastes, materials or substances, including an odour, a sound or a vibration, as defined or described as or otherwise determined to be hazardous, radioactive explosive, gaseous, flammable, toxic, corrosive, oxidizing or leachable or a pollutant or a contaminant pursuant to any Environmental Laws, including a mixture thereof;

“Corporation” means Nouveau Monde Graphite Inc., a corporation organized under the Canada Business Corporations Act;

“Corporation’s Auditors” means PricewaterhouseCoopers LLP, or such firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

“Debt Instrument” means the Pallinghurst Convertible Bond, the IQ Loans, the Deeds of Hypothec, and any and all other loans, bonds, notes, debentures, indentures, promissory notes, mortgages, guarantees, security agreements or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or its subsidiaries are a party or to which their property or assets are otherwise bound;

“Deeds of Hypothec” means the:

(i)   deed of hypothec granted by the Corporation in favour of Investissement Québec, registered at the RDPRM on December 10, 2018, under registration number 18-1356446-0001, pursuant to which the universality of all claims, accounts receivable, including the universality of tax credits, of the Corporation, present and future, are hypothecated;

(ii)   deed of hypothec granted by the Corporation in favour of Investissement Québec, registered at the RDPRM on December 10, 2018, under registration number 18-1356446-0002, pursuant to which the universality of all claims, accounts receivable, including the universality of tax credits and refundable duties credit for any losses, of the Corporation, present and future, are hypothecated;

(iii)   deed of hypothec granted by the Corporation in favour of Investissement Québec, registered at the RDPRM on December 10, 2018, under registration number 18-1356446-0003, pursuant to which the universality of all claims, accounts receivable, including the universality of tax credits, of the Corporation, present and future, are hypothecated;

(iv)   deed of hypothec granted by the Corporation in favour of Investissement Québec, registered at the RDPRM on December 10, 2018, under registration number 18-1356446-0004, pursuant to which the universality of all claims, accounts receivable, including the universality of tax credits and refundable duties credit for any losses, of the Corporation, present and future, are hypothecated;

(v)  deed of hypothec granted by the Corporation in favour of Investissement Québec, registered at the RDPRM on April 29, 2020, under registration number 20-0367223-0002, pursuant to which the universality of all claims, including the universality of tax credits, of the Corporation, present and future, are hypothecated;

(vi)   deed of hypothec granted by the Corporation in favour of Investissement Québec, registered at the RDPRM on April 29, 2020, under registration number 20-0367223-0001, pursuant to which the universality of all claims, including the universality of tax credits and refundable duties credit for any losses, of the Corporation, present and future, are hypothecated; and

(vii)   deed of hypothec granted by the Corporation in favour of Pallinghurst, registered at the RDPRM on August 27, 2020, under registration number 20-0856088-0002, and at Québec’s Land Registry Office for the registration divisions of Berthier, on August 28, 2020, under registration number 25 639 607, and on September 15, 2020, under registration number 25 681 886, pursuant to which the universality of all movable and immovable property, corporeal and incorporeal, present and future of the Corporation, are hypothecated, as assigned to Pallinghurst Graphite International Limited pursuant to a deed of assignment dated December 18, 2020, and registered at Québec’s Land Registry Office for the registration divisions of Berthier, on December 21, 2020, under registration number 25 955 924.

“Distribution Period” means the period commencing on the date of this Agreement and ending on the date on which all of the Offered Shares have been sold by the Underwriter to the public or the date on which the Underwriter have ceased distributing the Offered Shares;

“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, business acquisition reports, marketing materials or other documents issued by the Corporation, whether before or after the date of this Agreement, that are required or deemed by applicable Canadian Securities Laws to be incorporated by reference into the Prospectus or any Supplementary Material;

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of Regulation 44-101 so as to allow it to offer securities using a short form prospectus in the Qualifying Jurisdictions under Regulation 44-101;”

“Environmental Activity” means and includes, without limitation, any past, present or contemplated activity, event or circumstance in respect of a Contaminant, including, without limitation, the storage, use, holding, collection, purchase, accumulation, generation, manufacture, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater;

“Environmental Laws” means any and all applicable international, federal, provincial, state or municipal laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances or official directives that apply in whole or in part to the Corporation or its subsidiaries or its prior or existing operations or properties or assets and all Authorizations relating to the environment, occupational health and safety, or any Environmental Activity;

“FCPA” has the meaning ascribed thereto in Section 9(mm) of this Agreement;

“Final Base Shelf Prospectus” means the (final) short form base shelf prospectus dated January 10, 2019, for an aggregate offering price of up to $300,000,000 of common shares, debt securities, convertible securities, subscription receipts, warrants, units or any combination thereof of the Corporation, including all of the Documents Incorporated by Reference, and any Supplementary Material thereto (in both the English and French language), prepared and filed by the Corporation in accordance with the Passport System and the Shelf Procedures, and for which the Final Receipt has been issued;

“Final Receipt” means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Final Base Shelf Prospectus in each of the Qualifying Jurisdictions;

“Financial Material” means, collectively, (i) the Annual Financial Material, and (ii) the Interim Financial Material;

“Financial Statements” means (i) the Annual Financial Statements, and (ii) the Interim Financial Statements;

“First Nation” means the Indian, Inuit and Métis peoples of Canada; a band as defined pursuant to the Indian Act (RSC 1985, c I-5); any government or council including customary government or council established for the benefit of Indian, Inuit and Métis peoples of Canada; a corporation, trust, partnership or other unincorporated organization belonging to or established for the benefit of the Indian, Inuit or Métis peoples of Canada or in which one or more Indian, Inuit or Métis hold an interest; and also includes a third party acting on its behalf;

“Governmental Authority” means, without limitation, any national or federal government, any provincial, state, municipal or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“IFRS” means International Financial Reporting Standards applicable in Canada;

“including”, “include”, and “includes” mean “including, without limitation”, “include, without limitation” and “includes, without limitation”, respectively;

“Indemnified Party” and “Indemnified Parties” have the meaning ascribed thereto in Section 17(a) of this Agreement;

“Indemnitor” has the meaning ascribed thereto in Section 17(a) of this Agreement;

“Interim Financial Material” means (i) the Interim Financial Statements, and (ii) the Corporation’s management’s discussion and analysis for the three and nine-months ended September 30, 2020;

“Interim Financial Statements” means the Corporation’s unaudited consolidated condensed interim financial statements as at and for the three-month and nine-month periods ended September 30, 2020, together with the related notes thereto;

“IQ Loans” means (i) the loan agreement between Investissement Quebec and the Corporation dated April 24, 2020 and identified by file number D159020, of a principal amount of $641,090, which is repayable at a variable date no later than June 31, 2021; and (ii) the loan agreement between Investissement Quebec and the Corporation dated April 24, 2020 and identified by file number D159023, of a principal amount of $1,353,315 which is repayable at a variable date no later than June 31, 2021;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy, property or assets;

“Losses” has the meaning ascribed thereto in Section 17(a) of this Agreement;

“marketing materials” has the meaning ascribed thereto in Regulation 41-101;

“Marketing Materials” means the term sheet for the Offering dated January 15, 2021 (in both the English and French language) filed and delivered by the Corporation in accordance with Regulation 41-101 and Regulation 44-101 in the Qualifying Jurisdictions;

“Material Adverse Effect” means any change (including a decision to implement a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that (i) is materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), capitalization, condition (financial or otherwise), results of operations or prospects of the Corporation or its subsidiaries, as the case may be, or (ii) would result in any of the Offering Documents containing a misrepresentation;

“Material Agreements” means collectively, the Cooperation Agreement, the Pre-Development Agreement, the Offtake and Joint Marketing Agreement, the Pallinghurst Investment Agreement, the IQ Loans, the Pallinghurst Convertible Bond and any and all other contracts, commitments, agreements (written or oral), instruments, leases or other documents or arrangements to which the Corporation or its subsidiaries are a party or to which their properties or assets are otherwise bound, and which are material to the Corporation and its subsidiaries, on a consolidated basis “material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act (Québec);

“Material Property” means the property constituting the sole material mineral project owned by the Corporation, being the Matawinie Graphite Property located in the Saint-Michel-des-Saints area of Québec, approximately 150 kilometres North of Montreal, Québec and includes 319 map-designated cells forming seven (7) mining claims blocks covering 17,585 hectares;

“Mineral Rights” has the meaning ascribed thereto in Section 9(qq)(ii) of this Agreement;

“Mining Rights” has the meaning ascribed thereto in Section 9(qq)(iii) of this Agreement;

“Offered Shares” has the meaning ascribed thereto on the face page of this Agreement and for certainty includes any Additional Shares;

“Offering” has the meaning ascribed thereto on the face page of this Agreement;

“Offering Documents” means, collectively, the Preliminary Base Shelf Prospectus, the Final Base Shelf Prospectus, the Prospectus Supplement, the U.S. Private Placement Memorandum and any Supplementary Material;

“Offering Price” has the meaning ascribed thereto on the face page of this Agreement;

“Offtake and Joint Marketing Agreement” means the offtake and joint marketing agreement with Traxys Group for flake graphite concentrate to be produced by the Corporation at its Saint-Michel-des-Saints demonstration plant;

“Option” means an option to acquire one Common Share subject to the conditions established under the Corporation’s Stock Option Plan adopted by the board of directors of the Corporation on April 18, 2018;

“Outstanding Warrants” means those Common Share purchase warrants of the Corporation that are issued and outstanding which entitle the holders thereof to acquire Common Shares in accordance with the terms and conditions of the governing certificates or indentures evidencing such warrants;

“Over-Allotment Notice” has the meaning ascribed thereto in Section 11(b) of this Agreement;

“Over-Allotment Option” has the meaning ascribed thereto on the face page of this Agreement;

“Pallinghurst” means Pallinghurst Graphite International Limited and its affiliates, including without limitation Pallinghurst Graphite Limited;

“Pallinghurst Convertible Bond” means the $15,000,000 convertible bond issued by the Corporation to Pallinghurst Graphite Limited on August 28, 2020, with a maturity date of August 28, 2023, as assigned to Pallinghurst Graphite International Limited on December 17, 2020;

“Pallinghurst Investment Agreement” means amended and restated investment agreement dated August 28, 2020, amending and restating the investment agreement between Pallinghurst and the Corporation dated April 2, 2019, as assigned to Pallinghurst Graphite International Limited on December 17, 2020;

“Pallinghurst Rights and Obligations” means the rights granted to Pallinghurst pursuant to the Pallinghurst Investment Agreement, which include: (i) the right to nominate up to three (3) nominees to the board of director, subject to the terms and conditions of the Pallinghurst Investment Agreement; (ii) information and access rights, provided that Pallinghurst retains a minimum ownership of at least 10% of the issued and outstanding Common Shares; (iii) anti-dilution rights over future equity financing in order to maintain its 19.99% ownership of the Common Shares, which continues, subject to certain exceptions, until July 14, 2021; and (iv) a lock-up right, subject to certain exceptions, on the Common Shares held by Pallinghurst until July 14, 2021;

“Passport System” means the system for review of prospectus filings set out in Regulation 11-102 respecting Passport System and Policy Statement 11-202 respecting Process for Prospectus Reviews in Multiple Jurisdictions adopted by certain of the Canadian Securities Regulators;

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity or any Governmental Authority;

“Pre-Development Agreement” means the pre-development agreement dated March 26, 2019 with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw outlining the respective rights and interests of all parties thereto with respect to pre-development activities;

“Preliminary Base Shelf Prospectus” means the preliminary short form base shelf prospectus of the Corporation dated December 11, 2018, including all of the Documents Incorporated by Reference, and any Supplementary Material thereto (in both the English and French language), prepared and filed by the Corporation in accordance with the Passport System and the Shelf Procedures in the Qualifying Jurisdictions, and for which the Preliminary Receipt has been issued;

“Preliminary Receipt” means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Preliminary Base Shelf Prospectus in each of the Qualifying Jurisdictions;

“Premises” has the meaning ascribed thereto in Section 9(xx)(i) of this Agreement;

“Principal Regulator” means the Autorité des marchés financiers;

“Private Placement” has the meaning ascribed thereto on page 1 of this Agreement;

“Private Placement Option” has the meaning ascribed thereto on page 1 of this Agreement;

“Prospectus” means, collectively, the Final Base Shelf Prospectus and the Prospectus Supplement and any Prospectus Amendment thereto;

“Prospectus Amendment” means any amendment to the Prospectus (in both the English and French language) required to be prepared and filed by the Corporation pursuant to Canadian Securities Laws;

“Prospectus Supplement” means the prospectus supplement relating to the Offering, including all of the Documents Incorporated by Reference (in both the English and French language), prepared and to be filed on the date hereof in accordance with the Passport System and the Shelf Procedures in the Qualifying Jurisdictions;

“provide” in the context of sending or making available marketing materials to a potential investor of Offered Shares, whether in the context of a “road show” (as defined in Regulation 41-101) or otherwise, has the meaning ascribed thereto under Canadian Securities Laws;

“Public Disclosure Record” means, collectively, all of the documents which have been filed on www.sedar.com on or after January 1, 2018 by or on behalf of the Corporation pursuant to the requirements of Canadian Securities Laws;

“Purchasers” means, collectively, each of the purchasers of Offered Shares arranged by the Underwriter, including the Substituted Purchasers, in connection with the Offering, including, if applicable, the Underwriter;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A;

“Qualifying Jurisdictions” means, collectively, each of the provinces and territories of Canada;

“RDPRM” means the Register Of Personal And Movable Real Rights;

“Regulation 41-101” means Regulation 41-101 respecting General Prospectus Requirements, or the equivalent in the Qualifying Jurisdictions;

“Regulation 43-101” means Regulation 43-101 respecting Standards of Disclosure for Mineral Projects, or the equivalent in the Qualifying Jurisdictions;

“Regulation 44-101” means Regulation 44-101 respecting Short Form Prospectus Distributions, or the equivalent in the Qualifying Jurisdictions;

“Regulation 44-102” means Regulation 44-102 respecting Shelf Distributions, or the equivalent in the Qualifying Jurisdictions;

“Regulation 52-109” means Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Resource Estimate Update” means the updated pit-constrained mineral resource estimate on its Material Property, announced on March 19, 2020;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SDTC Grant” means the $4,250,000 million grant to the Corporation from Sustainable Development Technology Canada pursuant to the contribution agreement dated January 31, 2020;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Laws” means collectively and as applicable, Canadian Securities Laws, U.S. Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

“Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in the Selling Jurisdictions;

“Selling Firm” has the meaning ascribed thereto in Section 3(c) of this Agreement;

“Selling Jurisdictions” means, collectively, all of the Qualifying Jurisdictions, the United States, the United Kingdom, the European Economic Area, the Asia Pacific region, and such other international jurisdictions as mutually agreed to by the Corporation and the Underwriter, in each case acting reasonably;

“Shelf Procedures” means Regulation 44-101 and Regulation 44-102;

“Standard Listing Conditions” means the customary post-closing listing conditions imposed by the TSXV;

“subsidiary” has the meaning ascribed thereto in the Securities Act (Québec);

“Substituted Purchasers” has the meaning ascribed thereto on page 2 of this Agreement;

“Supplementary Material” means, collectively, any Prospectus Amendment, any amendment or supplemental prospectus or ancillary materials (in both the English and French language) that may be filed by or on behalf of the Corporation under the Canadian Securities Laws relating to the Offering and any supplement to the U.S. Private Placement Memorandum;

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations made thereunder;

“Technical Report” means the technical report titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project”, effective as of July 10, 2018 and issued on December 10, 2018;

“Technoclimat Grant” means the grant of up to $3,000,000 provided to the Corporation under the Technoclimat program of Québec from the Ministère de l’Énergie et des Ressources naturelles, pursuant to the contribution agreement dated April 14, 2020;

“template version” has the meaning ascribed thereto in Regulation 41-101, and includes any revised template version of marketing materials as contemplated under Regulation 41-101 and Regulation 44-101;

“TSXV” means the TSX Venture Exchange;

“Underwriter” has the meaning ascribed thereto on the face page of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliate” means the U.S. registered broker-dealer affiliate of the Underwriter;

“U.S. Exchange Act” means the United States Exchange Act of 1934, as amended;

“U.S. Private Placement Memorandum” means the U.S. private placement memorandum delivered together with the applicable Prospectus to offerees and Purchasers of the Offered Shares in the United States, including any Supplementary Material thereto;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means all applicable securities laws in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the SEC, and any applicable state securities laws.

(b)	Prospectus Defined Terms. Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

(c)	Divisions and Headings. The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, paragraphs and other subdivisions are to sections, paragraphs and other subdivisions of this Agreement.

(d)	Number and Gender. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

(e)	Currency. Any reference in this Agreement to $ shall refer to the lawful currency of Canada, unless otherwise specified.

(f)	Schedules. The following schedule is attached to this Agreement, which schedule is deemed to be incorporated into and form part of this Agreement:

Schedule “A” – Compliance with United States Securities Laws

Schedule “B” – Details of Outstanding Convertible Securities and Rights to Acquire Securities

(g)	Knowledge. Any statement in this Agreement expressed to be made to the knowledge of the Corporation shall be interpreted to be made on the basis of the best knowledge, information and belief of each of Eric Desaulniers (President and Chief Executive Officer), Charles-Olivier Tarte (Chief Financial Officer), after reviewing all relevant records and making due inquiries regarding the relevant subject matter, or on the basis of such knowledge of the relevant subject matter as each such person would have had if each such person had conducted such reviews and inquiries.

2.	Attributes of the Securities. The Offered Shares to be issued and sold by the Corporation hereunder shall be duly and validly issued by the Corporation and, such Offered Shares along with the Over-Allotment Option, shall have rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Offering Documents, subject to such modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Corporation and the Underwriter.

3.	The Offering.

(a)	The sale of the Offered Shares to the Purchasers shall be effected in a manner that is in compliance with applicable Securities Laws and upon the terms and conditions set out in the Prospectus and in this Agreement.

(b)	Each Purchaser resident in a Qualifying Jurisdiction shall purchase the Offered Shares pursuant to the Prospectus. Each Purchaser in the United States shall purchase the Offered Shares pursuant to the U.S. Private Placement Memorandum and in accordance with Schedule “A” to this Agreement. Each other Purchaser shall purchase the Offered Shares in accordance with such procedures as the Corporation and the Underwriter may mutually agree, acting reasonably, in order to fully comply with applicable Securities Laws and the Corporation hereby agrees to comply with all Securities Laws, including as to the filing of any notices or forms, on a timely basis in connection with the distribution of the Offered Shares so that the distribution of the Offered Shares in the Selling Jurisdictions outside of Canada and the United States may lawfully occur so as not to require registration or filing of a prospectus with respect thereto or compliance by the Corporation with regulatory requirements (including any continuous disclosure obligations) under the laws of, or subject the Corporation (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority under applicable Securities Laws in, such Selling Jurisdictions outside of Canada and the United States.

(c)	The Corporation agrees that the Underwriter shall have the right to invite one or more dealers (each, a “Selling Firm”) to form a selling group to participate in the soliciting of offers to purchase the Offered Shares. The Underwriter shall have the exclusive right to control all compensation arrangements between the members of the selling group (comprised of such Selling Firms) and the Underwriter. The Corporation grants all of the rights and benefits of this Agreement to any Selling Firm so appointed by the Underwriter and appoints the Underwriter as trustee of such rights and benefits for such Selling Firms, and the Underwriter hereby accept such trust and agree to hold such rights and benefits for and on behalf of such Selling Firms. If the Underwriter appoints a Selling Firm pursuant to the provisions of this Section 3(c) shall use its commercially reasonable efforts to ensure such Selling Firm agrees with the Underwriter to comply with the covenants and obligations given by the Underwriter herein.

4.	Distribution and Certain Obligations of the Underwriter. The Underwriter hereby covenants to and agrees with the Corporation that it will (and will use commercially reasonable efforts to cause the Selling Firms to):

(a)	offer for sale and sell the Offered Shares in the Qualifying Jurisdictions, in accordance with applicable Canadian Securities Laws, and effect such distribution upon the terms and conditions set out in the Prospectus and this Agreement;

(b)	offer for sale and sell the Offered Shares in the United States through the U.S. Affiliate, pursuant to applicable exemptions from the registration requirements of applicable U.S. Securities Laws, and, if previously agreed to by the Corporation and the Underwriter, in each case acting reasonably, in other international Selling Jurisdictions, in accordance with applicable Securities Laws in such other international Selling Jurisdictions and on a private placement basis. Any offer for sale or sale of the Offered Shares in the United States will be made solely pursuant to the U.S. Private Placement Memorandum and in accordance with this Agreement, including Schedule “A” hereto;

(c)	following the filing of the Prospectus Supplement, deliver one copy of the Prospectus to all Purchasers resident in the Qualifying Jurisdictions and one copy of the Prospectus or of the U.S. Private Placement Memorandum, as may be required by applicable Securities Laws, to all Purchasers in the Selling Jurisdictions outside of Canada. The Underwriter shall be entitled to assume that the Offered Shares and the Over-Allotment Option are qualified for distribution in any Qualifying Jurisdiction where the Final Receipt for the Final Base Shelf Prospectus has been obtained, unless otherwise notified in writing by the Corporation; and

(d)	(i) use all commercially reasonable efforts to complete the distribution of the Offered Shares as soon as reasonably practicable; and (ii) promptly notify the Corporation when, in its opinion, the Underwriter and the Selling Firms have ceased distribution of the Offered Shares and, within thirty (30) days after completion of the distribution, provide the Corporation with a written breakdown of the number of Offered Shares distributed (A) in each of the Qualifying Jurisdictions, and (B) in any other Selling Jurisdictions.

5.	Representations and Warranties of the Underwriter. The Underwriter hereby represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon each of such representations and warranties in entering into the transactions contemplated hereby, as follows:

(a)	the Underwriter is, and will remain, until the completion of the Offering, appropriately registered under applicable Securities Laws so as to permit it to lawfully fulfil its obligations hereunder;

(b)	the Underwriter has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(c)	this Agreement has been duly authorized, executed and delivered by the Underwriter and constitutes a legal, valid and binding obligation of the Underwriter enforceable against the Underwriter in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, except as limited by the application of equitable principles when equitable remedies are sought and except as rights to indemnity, contribution and waiver of contribution may be limited by Applicable Laws.

The representations and warranties of the Underwriter contained in this Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall not survive the completion of the transactions contemplated under this Agreement but shall terminate on the completion of the distribution of the Offered Shares.

6.	Deliveries on Filing and Related Matters.

(a)	In connection with the Prospectus Supplement (and prior to or concurrently with the filing thereof, as applicable), the Corporation:

(i)	has prepared and will file, concurrently with the execution of this Agreement, the Prospectus Supplement pursuant to the Passport System and the Shelf Procedures, and will take all other steps and proceedings that may be necessary in connection therewith;

(ii)	will deliver or cause to be delivered to the Underwriter a copy of the Prospectus manually signed and certified on behalf of the Corporation, by the persons and in the form as required by Canadian Securities Laws;

(iii)	will deliver or cause to be delivered to the Underwriter a copy of any other document required to be filed with or delivered to the Canadian Securities Regulators in connection with the Offering, including any Supplementary Material or Document Incorporated by Reference in the Prospectus (other than any document already filed publicly with a Canadian Securities Regulator);

(iv)	will deliver or cause to be delivered to the Underwriter a copy of the U.S. Private Placement Memorandum;

(v)	will cause Stein Monast LLP to deliver an opinion, dated the date of the Prospectus Supplement, in form and substance satisfactory to the Underwriter, acting reasonably, addressed to the Underwriter, to the effect that the French language version of the Prospectus, including the Documents Incorporated by Reference, but excluding the Financial Material, is, in all material respects, a complete and accurate translation of the English language version thereof;

(vi)	will cause the Corporation’s Auditors to deliver an opinion, dated the date of the Prospectus Supplement, in form and substance satisfactory to the Underwriter, acting reasonably, addressed to the Underwriter, to the effect that the French language version of the Financial Material is, in all material respects, a complete and accurate translation of the English language version thereof;

(vii)	will cause the Corporation’s Auditors to deliver a “long-form” comfort letter, dated the date of the Prospectus Supplement, in form and substance satisfactory to the Underwriter providing certain written representations, acting reasonably, addressed to the Underwriter and the directors of the Corporation, with respect to the financial and accounting information and other numerical data of a financial nature contained in the Prospectus, and matters involving changes or developments since the respective dates as of which specified financial information is given therein, which letter shall be based on procedures performed by the Corporation’s Auditors within a cut-off date of not more than two Business Days prior to the date of the letter;

(viii)	will deliver to the Underwriter and its counsel, copies of all correspondence indicating that the application for the listing and posting for trading on the TSXV of the Offered Shares, has been conditionally approved, subject only to satisfaction by the Corporation of the Standard Listing Conditions; and

(ix)	will deliver to the Underwriter if it so requests, without charge, as soon as practicable but in any event by the next Business Day after the Prospectus Supplement is filed (and will thereafter deliver from time to time), as many commercial copies of the Prospectus and the U.S. Private Placement Memorandum (and any Supplementary Material) as the Underwriter reasonably requested (and may hereafter reasonably request) for the purposes contemplated hereunder and contemplated by applicable Securities Laws and each such delivery of the Prospectus and the U.S. Private Placement Memorandum (and any Supplementary Material) shall constitute the consent of the Corporation to the use of such documents by the Underwriter and each Selling Firm in connection with the Offering, subject to the Underwriter and each Selling Firm complying with the provisions of applicable Securities Laws and the provisions of this Agreement.

(b)	Prior to or concurrently with the filing of any Prospectus Amendment with the Canadian Securities Regulators, the Corporation will deliver to the Underwriter documents similar to those referred to in Sections 6(a)(ii) to (viii) inclusive and prior to or concurrently with the filing of any Prospectus Amendment with the Canadian Securities Regulators.

(c)	Prior to the filing of any Offering Document and prior to the completion of the Distribution Period, the Corporation shall allow the Underwriter to participate fully in the preparation of the Offering Documents (other than material filed prior to the date hereof and incorporated by reference therein) and shall allow the Underwriter to conduct all due diligence investigations of the Corporation which the Underwriter may reasonably require in order to fulfil its obligations as underwriter and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Offering Documents, as applicable. The Corporation shall make available to the Underwriter and its counsel, on a timely basis, all documents and information necessary to complete such due diligence investigation of the Corporation, including all corporate and operating records, material contracts, technical reports, financial information budgets and accounts, and other relevant information necessary in connection therewith and shall provide the Underwriter with access to the directors and officers and “qualified persons” (as such term is defined in Regulation 43-101) as may be requested. Without limiting the scope of the due diligence investigation the Underwriter may conduct, the Corporation shall participate and cause the Corporation’s Auditors (subject to the Non-Canadian Underwriter providing certain written representations), counsel and “qualified persons” (as such term is defined in Regulation 43-101) to participate in one or more due diligence sessions to be held prior to the filing of any Offering Document and prior to the completion of the Distribution Period.

(d)	Each delivery of the Offering Documents by the Corporation shall constitute the representation and warranty of the Corporation to the Underwriter that (except for information and statements relating solely to the Underwriter and provided by the Underwriter in writing specifically for use in the applicable Offering Document), as at their respective dates (or their respective dates of filing, if filed after their respective dates):

(i)	all information and statements contained in the Offering Documents, are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Offering, the Offered Shares and the Over-Allotment Option as required by applicable Canadian Securities Laws;

(ii)	the Offering Documents do not contain an untrue statement of material fact and no material fact or information has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made or disclosed; and

(iii)	the Offering Documents fully comply with the requirements of applicable Securities Laws.

(e)	During and prior to the completion of the Distribution Period, the Corporation will, to the satisfaction of counsel to the Underwriter, acting reasonably, promptly take or cause to be taken all steps and proceedings that may be required from time to time under the Canadian Securities Laws to qualify the Offered Shares for sale to the public and the grant of the Over-Allotment Option in each of the Qualifying Jurisdictions or, in the event that they have, for any reason, ceased to be so qualified, to again so qualify them.

(f)	During and prior to the completion of the Distribution Period, the Corporation will (i) obtain prior approval of the Underwriter as to the content and form of any press release or other material public disclosure document relating to the Offering prior to issuance, such approval not to be unreasonably withheld; and (ii) provide copies of any other press releases or material public disclosure documents to the Underwriter and provide a reasonable opportunity to the Underwriter to review the same and consult in respect of the same with the Underwriter, who shall act reasonably in respect of such consultation. In addition, any press release announcing or otherwise referring to the Offering disseminated outside the United States shall comply with the requirements of Rule 135e under the U.S. Securities Act and shall include the following (or similar) legend at the top of the first page of any press release made in respect of the Offering:

“Not for distribution to U.S. news wire services or dissemination in the United States.”

and each such press release will include the following (or similar) disclosure:

“The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.”

(g)	In connection with marketing materials:

(i)	as applicable, each of the Corporation and the Underwriter have approved in writing the template version of the Marketing Materials, the Corporation has filed the template version of the Marketing Materials with the Canadian Securities Regulators and the Corporation has incorporated by reference into the Prospectus Supplement, the template version of the Marketing Materials, all in accordance with Canadian Securities Laws;

(ii)	as applicable, the Corporation removed all comparables (as defined in Regulation 41-101) and all disclosure relating to such comparables from the template version of the Marketing Materials in accordance with Regulation 41-101 prior to filing the template version of the Marketing Materials with the Canadian Securities Regulators and, as applicable, the Corporation delivered to the Principal Regulator a complete template version of the Marketing Materials containing such comparables and all disclosure relating to such comparables in accordance with Canadian Securities Laws;

(iii)	during and prior to the completion of the Distribution Period, the Corporation and the Underwriter will not provide any potential investor of Offered Shares with any marketing materials except for marketing materials that comply with Canadian Securities Laws and the template versions of which have been approved in writing by each of the Corporation and the Underwriter; and

(iv)	during and prior to the completion of the Distribution Period, in addition to the Marketing Materials, the Corporation will cooperate with and assist, acting reasonably, the Underwriter in preparing and approving in writing the template versions of any other marketing materials to be used by the Underwriter in connection with the Offering and will file with and deliver to the Canadian Securities Regulators such template versions in accordance with Canadian Securities Laws, which will then be deemed to be incorporated into the Prospectus Supplement.

7.	Material Changes.

(a)	During and prior to the completion of the Distribution Period, the Corporation shall promptly inform the Underwriter in writing of the full particulars of:

(i)	any material change (actual, anticipated, contemplated, threatened, prospective, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Corporation (on a consolidated basis);

(ii)	any material fact which has arisen or has been discovered and would have been required to have been stated in any Offering Document had the fact arisen or been discovered on, or prior to, the date of such document; and

(iii)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents or any event or state of facts that has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with the Securities Laws.

(b)	The Corporation shall promptly notify the Underwriter in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change referred to in Section 7(a). The Corporation shall comply with Sections 6.5 and 6.6 of Regulation 41-101, and the Corporation shall prepare and file promptly and, in any event, within the applicable time limitation periods with the Canadian Securities Regulators any Supplementary Material or material change report which may be required under Canadian Securities Laws and shall comply with all other applicable filing requirements and other requirements under Canadian Securities Laws, including any requirements necessary to qualify the distribution of the Offered Shares and the grant of the Over-Allotment Option, and shall deliver to the Underwriter as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such Supplementary Material. The Corporation shall not file any such new or amended disclosure documentation or material change report without first obtaining the written approval of the form and content thereof by the Underwriter, which approval shall not be unreasonably withheld; provided that the Corporation will not be required to file a registration statement or otherwise register or qualify the Offered Shares or the Over-Allotment Option for sale or distribution outside of the Qualifying Jurisdictions.

(c)	In addition to the provisions of Sections 7(a) and 7(b), the Corporation shall in good faith discuss with the Underwriter any change, event or fact contemplated in the preceding two paragraphs which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriter under Section 7(a) and/or 7(b).

(d)	If during the Distribution Period there shall be any change in applicable Canadian Securities Laws which, in the opinion of the Underwriter, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriter, the Corporation shall, to the satisfaction of the Underwriter, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Canadian Securities Regulators where such filing is required.

(e)	During and prior to the completion of the Distribution Period, the Corporation shall promptly inform the Underwriter in writing of the full particulars of:

(i)	any request by any securities regulatory authority or any stock exchange to amend or supplement any Offering Documents or for additional information;

(ii)	the suspension of the qualification of the Offered Shares or the Over-Allotment Option for offering, sale, grant or issuance in any jurisdiction, or of any order suspending or preventing the use of the Offering Documents (including any Supplementary Material) or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose;

(iii)	any notice or other correspondence received by the Corporation from any regulatory or governmental body and any requests from such bodies for information, a meeting or a hearing relating to the Corporation or its subsidiaries, the Offering, the issue and sale of the Offered Shares or any other event or state of affairs, that the Corporation reasonably believes could have a Material Adverse Effect; and

(iv)	the issuance by any securities regulatory authority or any stock exchange of any order having the effect of ceasing or suspending the distribution of the Offered Shares, the grant of the Over-Allotment Option or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose.

The Corporation will use its reasonable best efforts to prevent the issuance of any such stop order, any such order suspending or preventing such use, or any such order ceasing or suspending the distribution of the Offered Shares, the grant of the Over-Allotment Option or the trading in any securities of the Corporation and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

8.	Covenants of the Corporation. The Corporation hereby covenants to and agrees with the Underwriter, and acknowledges that it is relying upon each of such covenants and agreements in entering into the transactions contemplated hereby, as follows:

(a)	Notification of Filings. The Corporation will advise the Underwriter, promptly after receiving notice thereof, of the time when the Prospectus Supplement or any Supplementary Material has been filed and will provide evidence reasonably satisfactory to the Underwriter of each such filing.

(b)	Maintain Reporting Issuer Status. The Corporation will use its commercially reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws in each of the Qualifying Jurisdictions, to at least the date that is 36 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation.

(c)	Maintain Stock Exchange Listing. The Corporation will use its commercially reasonable best efforts to maintain the listing of the Common Shares (including those issuable pursuant to the Offering) on the TSXV or such other recognized stock exchange or quotation system as the Underwriter may approve, acting reasonably, for a period of at least 36 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation.

(d)	Validly Issued Securities. The Corporation will ensure at the Closing Time that the Offered Shares have been duly and validly issued as fully paid and non-assessable Common Shares.

(e)	Use of Proceeds. The Corporation will use the proceeds of the Offering and the Private Placement in the manner specified in the Prospectus Supplement under the heading “Use of Proceeds”.

(f)	Standstill. From the date of this Agreement until the date which is 90 days following the Closing Date, the Corporation will not, without the prior written consent of the Underwriter, such consent not to be unreasonably withheld or delayed, issue, agree to issue or announce an intention to issue, any additional debt, shares of the Corporation or any securities convertible into or exchangeable for shares of the Corporation, except in connection with (i) the Offering and the Private Placement; (ii) the exchange, transfer, conversion or exercise rights of existing outstanding securities of the Corporation or existing commitments to issue securities of the Corporation, including issuance and exercise of options pursuant to its stock option plan; and (iii) mergers and acquisitions, joint ventures or other types of business combinations as part of the strategic plan or growth strategy of the Corporation;

(g)	Lock-Up Agreements. The Corporation will use its best efforts to cause each of the officers and directors of the Corporation to enter into lock-up agreements in a form and substance satisfactory to the Corporation and the Underwriter, acting reasonably, pursuant to which each such individual will agree not to sell, transfer or pledge or otherwise dispose of, any securities of the Corporation (or announce any intention to do so) until the date which is 90 days following the Closing Date (the “lock-up period”), other than (i) with the prior written consent of the Underwriter, which consent shall not be unreasonably withheld, conditioned or delayed.

(h)	Consents and Approvals. The Corporation will make or obtain, as applicable, at or prior to the Closing Time, all consents, approvals, permits, authorizations and filings as may be required by the Corporation for the consummation of the transactions contemplated herein (i) under Securities Laws, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Securities Laws, including “blue sky laws” in the United States and the rules and policies of the TSXV; or (ii) as may be otherwise required by the Corporation, including under any Material Agreement or Debt Instrument.

(i)	Closing Conditions. The Corporation will have, at or prior to the Closing Time, fulfilled or caused to be fulfilled, each of the conditions set out in Section 12.

9.	Representations and Warranties of the Corporation. The Corporation hereby represents and warrants to the Underwriter, and acknowledges that it is relying upon each of such representations and warranties in entering into the transactions contemplated hereby, as follows:

(a)	Good Standing of the Corporation. The Corporation (i) is a valid and subsisting corporation duly incorporated and existing under the Canada Business Corporations Act, is current and up-to-date with all material corporate filings and in good standing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own, lease and operate its properties and assets, and (iii) has all requisite corporate power and authority to create, issue and sell the Offered Shares, to grant the Over-Allotment Option, to execute, deliver and file, as applicable, the Offering Documents, to execute and deliver this Agreement, and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof.

(b)	Good Standing of Subsidiaries. The Corporation’s only subsidiaries are listed in the table below, which table is true, complete and accurate in all respects. Nouveau Monde District Inc. is a valid and subsisting corporation duly incorporated and existing under the Canada Business Corporations Act and Nouveau Monde Europe Ltd is valid and subsisting corporation duly incorporated under the Companies Act 2006 (England and Wales). Each of the subsidiaries is i) current and up-to-date with all material corporate filings and in good standing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own, lease and operate its properties and assets, and (iii) is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required. All of the issued and outstanding shares in the capital of the subsidiaries held by the Corporation have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Corporation, and, except for Debt Instruments, is free and clear of any Liens, and none of the outstanding securities of the subsidiaries were issued in violation of the pre-emptive or similar rights of any person. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of the subsidiaries or require the subsidiaries to issue any securities to any person other than the Corporation.

Name	Jurisdiction of Incorporation	Ownership
Nouveau Monde District Inc.	Canada	100%

Nouveau Monde Europe Ltd	England and Wales	100%

(c)	No Other Interests. Other than the ownership of 49% of all the issued and outstanding shares of Shinzoom Nouveau United Corp. and the subsidiaries set out in section 9 (b), the Corporation has no other direct or indirect subsidiaries and has no equity or joint venture interest nor any investment or proposed investment in any person which accounted for, or which is expected to account for, more than 5% of the assets or revenues of the Corporation or would otherwise be material to the business or affairs of the Corporation.

(d)	No Proceedings for Dissolution. No steps or proceedings have been taken or instituted or are pending or, to the knowledge of the Corporation, are threatened for the dissolution or liquidation of the Corporation or its subsidiaries and neither the Corporation nor any of its subsidiaries is an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada).

(e)	Carrying on Business. Each of the Corporation and its subsidiaries has conducted and is conducting its business in compliance in all material respects with the Applicable Laws of each jurisdiction in which it carries on business or that is material to the operations thereof. Each of the Corporation and its subsidiaries possesses all Authorizations necessary to carry on the business currently carried on by it and is in compliance in all material respects with the terms and conditions of all such Authorizations. The Corporation and its subsidiaries have not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any Applicable Laws or Authorizations, and which individually or in the aggregate could result in a Material Adverse Effect. All such Authorizations are valid, subsisting and in good standing and the Corporation and its subsidiaries have not received any notice of and the Corporation does not otherwise have knowledge of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to, any of the foregoing which, individually or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, could result in a Material Adverse Effect. There is no agreement or order, ruling, judgment or decision of any Governmental Authority which has or could reasonably be expected to have the effect of prohibiting or materially impairing the conduct of business of the Corporation and its subsidiaries as currently conducted or as currently proposed to be conducted.

(f)	Filings and Fees. All filings and fees required to be made and paid by the Corporation and its subsidiaries pursuant to Canadian Securities Laws and general corporate law, as applicable, have been made and paid.

(g)	Authorized Share Capital. The authorized capital of the Corporation consists of an unlimited number of Common Shares, of which, as at the close of business on January 15, 2021, 275,368,315 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation.

(h)	Convertible Securities. Other than as set out in Schedule “B”, no person has any agreement, option, right or privilege (whether at law, pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for, issue of, or conversion into any of the unissued shares or other securities or convertible obligations of any nature of the Corporation or any of its subsidiaries, or any contracts, commitments, understandings or arrangements by which the Corporation or any subsidiary is or may become bound to issue additional securities.

(i)	Voting Control. There is no agreement or document, including any Material Agreement or Debt Instrument, to which the Corporation or any of its subsidiaries is a party or by which the Corporation or any of its subsidiaries or any of the properties or assets thereof are bound in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation.

(j)	Dividends. The Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing. There is not, in the articles or by-laws of the Corporation or in any Material Agreement or Debt Instrument, any restriction upon or impediment to the declaration of dividends by the directors of the Corporation or the payment of dividends by the Corporation to its securityholders.

(k)	No Pre-Emptive Rights or Anti-Dilution Rights. Other than the Pallinghurst Rights and Obligations, the issuance of the Common Shares pursuant to the Offering is not subject to any pre-emptive right, participation right or other contractual right of a third party to purchase securities or to approve the Corporation’s issuance of securities, granted by the Corporation or to which the Corporation is subject. Other than the Pallinghurst Rights and Obligations as mentioned above, neither the Corporation nor its subsidiaries have granted any other anti-dilution rights to any person.

(l)	No Registration Rights. There are no outstanding rights which permit any person to cause the Corporation to file a prospectus, registration statement or other offering document under Securities Laws.

(m)	Shareholders Rights Plan. There are no agreements or arrangements relating to shareholders’ rights plan.

(n)	Common Shares and Warrants are Listed. The Common Shares and Outstanding Warrants are listed and posted for trading on the TSXV under the symbol “NOU”. Since the Corporation was listed on the TSXV, the Corporation has been in material compliance with the rules and policies of the TSXV. The Corporation has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSXV. The Corporation has applied to list the Offered Shares on the TSXV and upon issuance on the Closing Date, the Offered Shares will be listed and posted for trading on the TSXV, subject only to the satisfaction of customary listing conditions.

(o)	Eligible Issuer and Reporting Issuer Status. The Corporation is an Eligible Issuer, is eligible to use the Shelf Procedures and has an active Final Base Shelf Prospectus. The Corporation is a “reporting issuer” (as that term is defined under Canadian Securities Laws) or the equivalent in each of the Qualifying Jurisdictions, not in default of any requirement under Canadian Securities Laws, and not on the lists of defaulting reporting issuers maintained by the Canadian Securities Regulators.

(p)	No Cease Trade. No Securities Regulator or any similar regulatory authority in any jurisdiction has issued any order, ruling or determination which is currently outstanding preventing, ceasing or suspending trading in any securities of the Corporation or its subsidiaries or prohibiting the issuance or sale of securities by the Corporation, including the Offered Shares, or its subsidiaries and no proceedings for either of such purposes have been instituted or are pending or, to the knowledge of the Corporation, are contemplated or threatened.

(q)	Continuous Disclosure. The Corporation is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material fact or material change relating to the Corporation which has not been publicly disclosed and the information and statements in the Public Disclosure Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information and statements materially misleading, and the Corporation has not filed any confidential material change reports which remain confidential. There are no circumstances presently existing under which liability has been or would reasonably be expected to be incurred under Division II – Secondary Market of Chapter 11 of Title VIII of the Securities Act (Québec) and analogous provisions under Canadian Securities Laws in the other Qualifying Jurisdictions.

(r)	Forward-Looking Information. With respect to forward-looking information contained in the Public Disclosure Record, including for certainty the Documents Incorporated by Reference, and the Offering Documents:

(i)	the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)	all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop forward-looking information; and

(iii)	is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated.

(s)	Corporate Actions. All necessary corporate action has been taken or will have been taken prior to the Closing Time by the Corporation so as to: (i) authorize the execution, delivery and performance of this Agreement; (ii) authorize the execution, delivery and filing, as applicable, of the Offering Documents; (iii) validly issue and sell the Offered Shares as fully paid and non-assessable Common Shares; (iv) grant the Over-Allotment Option; and (v) validly issue and sell the Additional Shares upon exercise of the Over-Allotment Option.

(t)	Valid and Binding Agreements. Upon execution and delivery thereof, this Agreement will constitute a valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, except as limited by the application of equitable principles when equitable remedies are sought and except as rights to indemnity, contribution and waiver of contribution may be limited by Applicable Laws.

(u)	No Breach or Violation. The Corporation and its subsidiaries are not currently in conflict with or in breach, violation or default of, and the execution and delivery of this Agreement and the performance of the Corporation’s obligations hereunder will not conflict with, result in any breach or violation of any of the provisions of, constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would conflict with, result in any breach or violation of, or constitute a default under (i) the articles or by-laws or any other constating document of the Corporation or its subsidiaries, (ii) any resolutions passed by the directors (or any committee thereof) or shareholders of the Corporation or its subsidiaries, (iii) any Applicable Laws, including applicable Securities Laws, (iv) any Material Agreement or Debt Instrument (each of which are in good standing), or (v) any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or its subsidiaries or any of the properties or assets thereof, and in the case of (ii), (iii), (iv) and (v), in any material respect.

(v)	No Consents, Approvals, etc. The execution and delivery of this Agreement, the compliance by the Corporation with the provisions hereof and the consummation of the transactions contemplated herein, including the offering, sale and delivery of the Offered Shares, the grant of the Over-Allotment Option, do not and will not require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any Governmental Authority, stock exchange or other person, except (A) such as have been obtained, or (B) such as may be required under Securities Laws and will be obtained by the Closing Time on the Closing Date (or such later date as may be permitted under Securities Laws, including any “blue sky laws” in the United States and the rules and policies of the TSXV).

(w)	Offered Shares. The Offered Shares to be issued and sold have been, or prior to the Closing Time will be, duly and validly authorized and allotted for issuance by the Corporation and, upon payment of the Offering Price, the Offered Shares will be validly issued as fully paid and non-assessable Common Shares.

(x)	Form of Certificate. The form of the certificate representing the Common Shares has been duly approved by the Corporation and complies with applicable corporate laws and Canadian Securities Laws, including the rules and policies of the TSXV.

(y)	Transfer Agent. AST Trust Company (Canada), at its principal transfer office in the City of Montreal, has been duly appointed as registrar and transfer agent in respect of the Common Shares.

(z)	Minute Books. The minute books of the Corporation and its subsidiaries made available to counsel for the Underwriter for the last three years in connection with its due diligence investigation of the Corporation and its subsidiaries are all of the minute books of the Corporation and the subsidiaries, are complete and accurate in any material respect, and contain copies of all by-laws and resolutions passed by and any other proceedings of their shareholders, directors and committees of the board of directors since their respective dates of incorporation, all of which by-laws and resolutions have been duly passed. No meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of the Corporation or its subsidiaries has been held or passed that has not been reflected in such minute books.

(aa)	Due Diligence. All written information which has been prepared by the Corporation relating to the Corporation and its subsidiaries and their business, properties and liabilities and either publicly disclosed or provided or made available to the Underwriter, including all financial, marketing, sales and operational information made available to the Underwriter, is as of the date of such information true and correct in all material respects taken as a whole and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances under which they were made.

(bb)	Financial Statements. The Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with prior periods (except as disclosed in such financial statements), present fairly and correctly the financial position of the Corporation (on a consolidated basis) as at the dates thereof and the results of the operations and cash flows of the Corporation (on a consolidated basis) for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation (on a consolidated basis) and there has been no change in the accounting policies or practices of the Corporation since December 31, 2019, except as required by IFRS and as disclosed in the Financial Statements.

(cc)	Internal Financial Controls. The Corporation maintains a system for disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Regulation 52-109) which controls are effective and sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of financial statements for the Corporation (on a consolidated basis) in conformity with IFRS and to maintain asset accountability; (iii) access to assets of the Corporation and its subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation and its subsidiaries is compared with the existing assets of the Corporation and its subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein. There is no material weakness (as such term is defined in Regulation 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Corporation. As of the date hereof, neither the Corporation nor, to the knowledge of the Corporation, any representative of the Corporation has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any reasonable complaint, allegation, assertion, claim or expression of concern that the Corporation has engaged in questionable accounting or auditing practices.

(dd)	No Off-Balance Sheet Arrangements. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed or reflected and are not disclosed or reflected in the Financial Statements.

(ee)	Independent Auditors. The Corporation’s Auditors who audited the Annual Financial Statements and who provided their audit report thereon are independent chartered professional accountants in accordance with the auditors’ rules of professional conduct of the Ordre des comptables professionnels agréés du Québec and are, to the knowledge of the Corporation, a participating audit firm that satisfied the requirements to provide such audit report under Canadian Securities Laws. There has never been a “reportable event” (within the meaning of Regulation 51-102 respecting Continuous Disclosure Obligations) with the present or former auditors of the Corporation.

(ff)	No Material Changes. Since December 31, 2019, other than as disclosed in the Prospectus:

(i)	each of the Corporation and its subsidiaries has carried on its business in the ordinary course and there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, affairs, condition (financial or otherwise), results of operations, prospects, capital or control of the Corporation and its subsidiaries on a consolidated basis; and

(ii)	neither the Corporation nor its subsidiaries has entered into, or is in discussions to enter into, or has completed any transaction or proposed transaction which, as the case may be, materially affects, is material to or will materially affect the Corporation and its subsidiaries on a consolidated basis.

(gg)	COVID-19. Except as mandated by an applicable regulatory or governmental authority, which mandates have not materially affected the Corporation, as at the date hereof, and except as disclosed in the Prospectus, there has been no material effect on the operations of the Corporation or its subsidiaries as a result of the novel coronavirus disease (COVID-19) outbreak (the “COVID-19 Outbreak”). The Corporation has been monitoring the COVID-19 Outbreak and the potential impact at all of its operations, and management believes it has implemented appropriate measures to support the wellness of its employees where the Corporation and its subsidiaries operate while continuing to operate;

(hh)	Purchases and Sales. Except as disclosed in the Offering Documents, neither the Corporation nor any subsidiary of the Corporation has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of (i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned by the Corporation or any subsidiary of the Corporation, whether by asset sale, transfer of shares or otherwise, (ii) any transaction which would result in the change of control (by sale or transfer of the shares or sale of all or substantially all of the property and assets including, without limitation, the Material Property) of the Corporation or any subsidiary of the Corporation, or (iii) a proposed or planned disposition of Common Shares or common shares of any subsidiary of the Corporation by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding common shares of any subsidiary of the Corporation.

(ii)	No Significant Acquisitions. The Corporation has not completed any “significant acquisition” that required, nor is it proposing any “significant acquisitions” that would require, the filing of a business acquisition report under Canadian Securities Laws or the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to applicable Canadian Securities Laws.

(jj)	Taxes. The Corporation and its subsidiaries have filed all federal, provincial, state and local income tax returns, reports, elections and remittances required to be filed under applicable tax laws and has paid all taxes and other payments due thereunder (except as any extension may have been requested or granted and in any case in which the failure to make such filings or pay such taxes would not result in a Material Adverse Effect), and no material tax deficiency has been determined adversely to the Corporation or its subsidiaries. There are no material actions, suits, proceedings, investigations or claims now pending, instituted or, to the knowledge of the Corporation, threatened, against the Corporation or its subsidiaries which could result in a material liability in respect of taxes, charges, penalties, interest, fines, assessments, re-assessments or levies of any Governmental Authority. Each of the Corporation and its subsidiaries has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefore, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax laws.

(kk)	Compliance with Laws. There are no Applicable Laws presently in force or proposed to be brought into force (including any threatened or pending change in existing legislation), that the Corporation anticipates it or its subsidiaries will be unable to comply with, to the extent that compliance is necessary, and which non-compliance could result in a Material Adverse Effect.

(ll)	Anti-Money Laundering Laws. The operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with the anti-money laundering and anti-terrorist laws of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court, arbitrator or Governmental Authority involving the Corporation or its subsidiaries with respect to the Anti-Money Laundering Laws is pending, instituted or, to the knowledge of the Corporation, threatened.

(mm)	Anti-Bribery Laws. None of the Corporation or any of its subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or any other person acting on behalf of the Corporation or any of its subsidiaries has (i) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”), or the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); (ii) taken any unlawful action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “foreign public official” (as such term is defined in the CFPOA) or any “foreign official” (as such term is defined in the FCPA); (iii) violated or is in violation of any provision of the Bribery Act 2010 of the United Kingdom; (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (v) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; and the Corporation and its affiliates have instituted and maintain and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with applicable anti-corruption laws and with the representation and warranty contained herein.

(nn)	Material Contracts and Debt Instruments. Each of the Material Contracts and Debt Instruments is legal, valid, binding and in full force and effect and, to the knowledge of the Corporation, is enforceable by the Corporation and its subsidiaries in accordance with their respective terms and are the product of arm’s length negotiations between the parties thereto. The Corporation and its subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and Debt Instruments and are not alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder. To the knowledge of the Corporation, no party (other than the Corporation or its subsidiaries) to any Material Agreement or Debt Instrument is in breach or violation of any term or provision thereof which would, or could, result in any Material Adverse Effect.

(oo)	No Actions or Proceedings. There are no material actions, suits, proceedings, inquiries or investigations existing, pending, instituted or, to the knowledge of the Corporation, threatened, against or which affect the Corporation or its subsidiaries, or their respective directors or officers, or to which any of the properties or assets thereof are subject, at law or equity, or before or by any Governmental Authority which, either separately or in the aggregate, could result in a Material Adverse Effect.

(pp)	No Bankruptcy or Winding Up. Neither the Corporation nor any of its subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Lien or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it and no steps or proceedings with respect to any of the foregoing have been taken, instituted or, to the knowledge of the Corporation, threatened.

(qq)	Material Property.

(i)	The Material Property is accurately and fully disclosed in the Offering Documents and no other property or assets are necessary for the conduct of the business of the Corporation and its subsidiaries as currently conducted. Other than the Material Property, as disclosed in the Offering Documents, neither the Corporation nor any of its subsidiaries currently owns or leases any material real or immovable property, right, title or interest, or any material mining or mineral claims, mining leases, mining concessions, concessions, exploration licences, exploitation licences, prospecting permits, participating interests or other conventional property, proprietary or contractual interests or rights, or any other rights for the exploration, mining, development or processing activities in respect of the Material Property;

(ii)	the Corporation and/or its subsidiaries are the absolute legal and beneficial owners of either mining leases, mining claims, mining concessions or participating interests or other conventional property, proprietary or contractual interests or rights (collectively, the “Mineral Rights”) in respect of the Material Property under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation and its subsidiaries to access, explore for, mine, develop and process the mineral deposits relating thereto and to conduct all operations and production and processing activities thereon, free and clear of any Liens, other than those described in the Offering Documents. All mining claims and mining leases owned by the Corporation are solely registered pursuant to the provisions of the Mining Act (Québec) and in the register of real rights of State resource development of the land register. All other material Mineral Rights have been validly located, registered and recorded in accordance with all Applicable Laws and are valid, subsisting and in good standing. Except as disclosed in the Offering Documents, no material commission, royalty, licence fee or similar payment to any person with respect to the Material Property is payable. There are no options or other participation interests or rights of preference relating to the Mineral Rights and all Mineral Rights have active status and neither the Corporation nor any of its subsidiaries has received written notice of, nor has any knowledge of, any pending or threatened suspension or revocation proceedings in respect of the Mineral Rights or any of them from any Governmental Authority, or of any outstanding or threatened claim, action, litigation or proceedings with respect to the Mineral Rights before any Governmental Authority;

(iii)	the Corporation and its subsidiaries have or will obtain in the ordinary course, all necessary surface rights, access rights and other necessary rights and interests relating to the Material Property (collectively, the “Mining Rights”), granting the Corporation or its subsidiaries with the right and ability to access, explore for, mine, construct, develop and process the mineral deposits and to conduct all operations and construction, production, commissioning and processing activities thereon, as are appropriate in view of the rights and interests therein of the Corporation or its subsidiaries, free and clear of any Liens other than those described in the Offering Documents and with only such exceptions as do not materially interfere with the use made or contemplated to be made by the Corporation or its subsidiaries of the rights or interests so held. All of the Mining Rights and each of the documents, agreements, instruments and obligations relating thereto referred to above are valid, subsisting and in good standing in the name of the Corporation or its subsidiaries, as applicable;

(iv)	the Corporation and its subsidiaries are not in default, and to the knowledge of the Corporation no other party is in default, of any of the material provisions of any such agreements, documents or instruments relating to the Mineral Rights or the Mining Rights, nor has any such default been alleged, and all such Mineral Rights and Mining Rights are in good standing under all Applicable Laws of the jurisdictions in which they are situated, and all taxes required to be paid thereon have been paid. The Material Property (or any interest in, or right to earn an interest in, any property) is not subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Offering Documents; and

(v)	all assessments or other work required to be performed and rent or renewal fees in relation to the Mineral Rights and the Mining Rights in order to maintain the Corporation’s or any of its subsidiary’s interest therein, if any, have been performed and paid to date and the Corporation and its subsidiaries have complied in all respects with all Applicable Laws and contractual, legal and other obligations to third parties in order to maintain such interest.

(rr)	Possession of Authorizations. The Corporation and its subsidiaries have, collectively, obtained all Authorizations necessary as at the date hereof to conduct their operations and activities as currently carried on and the Corporation expects any additional Authorizations that are required to conduct their operations and activities as proposed to be commenced and carried on by the Corporation and its subsidiaries to be obtained in the ordinary course and consistent with the anticipated timing as set forth in the Offering Documents and the Public Disclosure Record, including in respect of access to and the construction, commissioning, operation, production and processing activities at the Material Property. Each Authorization is valid, subsisting and in good standing, neither the Corporation nor any of its subsidiaries is in material default or breach of any Authorization and no proceeding is pending or, to the knowledge of the Corporation, threatened to revoke or limit any Authorization which, if the subject of an unfavourable decision, order, ruling or finding, could result in a Material Adverse Effect.

(ss)	Description of Mineral Properties. The Material Property, the Mineral Rights and the Mining Rights, as disclosed in the Offering Documents and in the Public Disclosure Record, constitute an accurate description of the Material Property, the Mineral Rights and the Mining Rights held by the Corporation and its subsidiaries and no other property or assets are necessary for the conduct of the business of the Corporation as currently conducted. Other than the Material Property, Mineral Rights and the Mining Rights, as disclosed in the Offering Documents, neither the Corporation nor any of its subsidiaries currently owns or leases any material real or immovable property, right, title or interest, or any material mining or mineral claims, mining leases, mining concessions, concessions, exploration licences, exploitation licences, prospecting permits, participating interests or other conventional property, proprietary or contractual interests or rights, or any other rights for the exploration, mining, development or processing activities in respect of the Material Property.

(tt)	Conduct of Operations. To the Corporation’s knowledge, all exploration and development operations on the properties of the Corporation, including all operations and activities relating to the exploration, development, construction and commissioning of the Material Property, have been conducted in all material respects in accordance with good exploration, development and engineering practices.

(uu)	First Nations and Local Communities.

(i)	Other than claims of the Council of the Atikamekw Nation and of the Manawan Atikamekw Council, the Corporation does not know of any claim or the basis for any claim by any First Nation, local community or any other Person, including a claim with respect to any First Nation’s asserted or established rights or local community rights, that might or could have a Material Adverse Effect on the right thereof to use, transfer or otherwise explore for, mine and develop the mineral deposits or to conduct operations and production, construction and commissioning activities on the Material Properties;

(ii)	Other than claims of the Council of the Atikamekw Nation and of the Manawan Atikamekw Council, the Corporation is not aware of any treaty land entitlement claim or aboriginal rights or title claim having been asserted or any legal action by or relating to any local community or First Nation having been instituted with respect to the Material Properties, and no dispute between the Corporation or any of its subsidiaries and any local community or First Nation exists or, to the knowledge of the Corporation, is threatened or imminent with respect to any of the Corporation’s or any such subsidiary’s properties or activities; and

(iii)	other than the Pre-Development Agreement and the Collaboration Agreement and ongoing discussions regarding a potential impacts and benefits agreement with the Council of the Atikamekw Nation and of the Manawan Atikamekw Council,, the Corporation or it subsidiaries have not entered into any written or oral arrangements with any First Nation or local community to provide benefits, pecuniary or otherwise, with respect to the Material Properties at any stage of development, nor has the Corporation or its subsidiaries engaged in discussions, negotiations or similar communications with any First Nation or local community regarding the foregoing.

(vv)	Environmental Matters.

(i)	The Corporation and its subsidiaries are in material compliance with all applicable Environmental Laws and neither the Corporation nor any such subsidiary has used, except in material compliance with all Environmental Laws, any property or facility which it owns or leases, or previously owned or leased, to conduct any Environmental Activity, except where such use would not result in a Material Adverse Effect;

(ii)	neither the Corporation nor its subsidiaries, nor to the knowledge of the Corporation any predecessor companies, have received any notice of any claim, judicial or administrative proceeding, order or direction, pending, instituted, threatened, concluded or issued against, the Corporation or its subsidiaries or any of their properties, assets or operations relating to, or alleging any violation of, any Environmental Laws; the Corporation is not aware of any facts which could give rise to any such claim, judicial or administrative proceeding, order or direction and neither the Corporation nor its subsidiaries, nor any of their properties, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment or Environmental Activity, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii)	to the knowledge of the Corporation, there are no liabilities (whether contingent or otherwise) in connection with any Environmental Activity relating to or affecting the Corporation, its subsidiaries or their properties, assets or operations, and there are no liabilities (whether contingent or otherwise) relating to the restoration or rehabilitation of land, water or any other part of the environment, in each case which would have a Material Adverse Effect; and

(iv)	there are no environmental audits, evaluations, assessments, studies or tests, relating to the Corporation, its subsidiaries or their properties, assets or operations, except for ongoing assessments conducted by or on behalf of the Corporation or its subsidiaries in the ordinary course;

(v)	all material studies and reports pertaining to any environmental assessments/audits of the Corporation or the Material Property obtained for, in the possession, control or carried out on behalf of, the Corporation have been delivered or made available to the Underwriter.

(ww)	Technical Report and Regulation 43-101.

(i)	The Technical Report was in compliance in all material respects with the requirements of Regulation 43-101 at the time of filing thereof, and the Corporation believes that the Technical Report reasonably presents the quantity of mineral resources and mineral reserves attributable to the Material Property as at the date stated therein based upon information available at the time the Technical Report was prepared;

(ii)	the Corporation made available to the authors of the Technical Report, prior to the issuance of such report, for the purpose of preparing such report, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided, and there have been no material changes to such information since the date of delivery or preparation thereof;

(iii)	the Corporation is in compliance with the provisions of Regulation 43-101 and has filed all technical reports required thereby and, notwithstanding the Resource Estimate Update, there has been no change that would require the filing of a new technical report under Regulation 43-101;

(iv)	all scientific and technical information set forth in the Offering Documents has been reviewed by a “qualified person” as required under Regulation 43-101 and has been prepared in accordance with Canadian industry standards set forth in Regulation 43-101; and

(v)	the Corporation has no reason to believe that the assumptions underlying the mineral resource and mineral reserve estimates associated with the Material Property contained in the Offering Documents are not reasonable and appropriate and has no reason to believe that the projected capital and operating costs and projected production and operating results relating to the Material Property, as summarized in the Offering Documents, are not commercially achievable by the Corporation.

(xx)	Intellectual Property.

(i)	the Corporation and its subsidiaries own or possess sufficient enforceable rights to use all intellectual and industrial property, including patents, patent applications, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, copyrights, industrial designs, concepts, know how, inventions, know how and trade secrets, used or proposed to be used in the conduct of the business thereof, free and clear of any Liens of any kind or nature. The Corporation and its subsidiaries have taken reasonable measures to protect the intellectual and industrial property, including, without limitation, by securing a registration of intellectual and industrial property (as appropriate or as required by contractual obligations if applicable), by contractual means, by physical means and by electronic means.

(ii)	the Corporation and its subsidiaries are not infringing, misappropriating, violating and will not infringe, misappropriate or otherwise violate upon the rights of any other person with respect to the conduct of the business as currently conducted and proposed to be conducted by the Corporation and its subsidiaries and, to the knowledge of the Corporation, there are no claims or threat of claims by any other person challenging the right of the Corporation and its subsidiaries to use any intellectual and industrial property, and no other person has infringed, misappropriated or violated any such intellectual and industrial property owned by the Corporation or its subsidiaries;

(iii)	each of the Corporation and its subsidiaries has performed all of the obligations required to be performed by it and is entitled to all benefits under the contracts to which the Corporation or its subsidiary is a party and (i) pursuant to which the Corporation or its subsidiary is granted a license or any other rights to any third party intellectual and industrial property and (ii) pursuant to which any person is granted a license or any other rights to any intellectual and industrial property owned by the Corporation or its subsidiaries (subsections (i) and (ii) collectively “IP Licenses”), and each of the counterparties to the IP Licenses has performed all of the material obligations required to be performed by it under the IP Licenses. There exists no default or event of default, actual or alleged, under any such IP License that would be material.

(iv)	to the extent any intellectual or industrial property has been created in whole or in part by current or past employees, consultants or independent contractors of the Corporation or its subsidiaries, any rights therein of such persons have been irrevocably assigned in writing to the Corporation or its subsidiaries, and all authors of the works have waived all moral rights that they may have in writing. No such person has any claim or asserted any claim in respect of any intellectual or industrial property or component thereof of the Corporation or its subsidiaries; and

(v)	the Corporation and its subsidiaries have implemented and maintained commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of the intellectual and industrial property rights owned or possessed by the Corporation and its subsidiaries.

(yy)	Premises. With respect to each premises of the Corporation and its subsidiaries which is material to the Corporation (on a consolidated basis) and which the Corporation and/or its subsidiaries occupy as tenant (the “Premises”), the Corporation and/or such subsidiaries occupy the Premises and have the exclusive right to occupy and use the Premises and each of the leases pursuant to which the Corporation and/or such subsidiaries occupy the Premises is in good standing and in full force and effect.

(zz)	Employment Matters. The Corporation and its subsidiaries are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity, hours, wages, workers’ compensation and occupational health and safety except where such non-compliance would not result in a Material Adverse Effect. The Corporation and its subsidiaries have not and are not engaged in any unfair labour practice and there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending, instituted or, to the knowledge of the Corporation, threatened, against the Corporation or its subsidiaries. There is no collective bargaining agreement currently in place or being negotiated by the Corporation or its subsidiaries and the Corporation and its subsidiaries have not received any notice of, nor have any knowledge of, any occurrence which would reasonably be expected to lead to a dispute, complaint, grievance or any other unresolved matter. There are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Corporation or its subsidiaries carry on business or have employees.

(aaa)	Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or its subsidiaries for the benefit of any current or former officer, director, employee or consultant of the Corporation or its subsidiaries has been maintained and funded in material compliance with the terms thereof and with the requirements prescribed by Applicable Laws and has been publicly disclosed (including any accrued or contingent liability in respect thereof) to the extent required by applicable Securities Laws. All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any current or former officer, director, employee or consultant of the Corporation or its subsidiaries have been accurately reflected in the books and records of the Corporation and its subsidiaries.

(bbb)	No Loans. Neither the Corporation nor any subsidiary of the Corporation has (i) made any material loans to each other, except in respect of the intercompany loans made in the ordinary course of business, or (ii) guaranteed the material obligations of each other, except in respect of the Parent Guarantee. Neither the Corporation nor any subsidiary has made any material loans to or guaranteed the material obligations of any other person.

(ccc)	Non-Arm’s Length Transactions. The Corporation and its subsidiaries do not owe any amount to, have not borrowed any amount from and are not otherwise indebted to, and the Corporation and its subsidiaries do not have any present loans or other indebtedness made to, any officer, director, employee or security holder of the Corporation or its subsidiaries, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them, except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation and its subsidiaries. The Corporation and its subsidiaries are not a party to any material contract or agreement or understanding with any officer, director, employee or security holder of the Corporation or any of its subsidiaries or any other person not dealing at arm’s length with the Corporation or any of its subsidiaries.

(ddd)	Related Parties. Except as described or disclosed in the Offering Documents, none of the directors, officers or employees of the Corporation or its subsidiaries, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and its subsidiaries, on a consolidated basis.

(eee)	Insurance. The Corporation and the subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their business operations and assets in such amounts that are: (i) customary for the business in which they are engaged, (ii) on a basis consistent with reasonably prudent persons in comparable businesses, and (iii) in compliance with the requirements contained in any Material Agreements or Debt Instruments; and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the subsidiaries, and their respective directors, officers and employees, and the business operations and assets, are in good standing and in full force and effect in all respects, and there are no default thereunder. The Corporation and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation and its subsidiaries have no reason to believe that they will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue business operations at a cost that would not have a Material Adverse Effect, and neither the Corporation nor its subsidiaries has failed to promptly give any notice of any material claim thereunder.

(fff)	Fees, Commissions and Proceeds. Other than as provided by this Agreement or as disclosed in the Prospectus, no brokerage, agency or other financial advisory or similar fee is payable by the Corporation in connection with the Offering, and other than the Corporation, there is no person that is or will be entitled to demand any of the net proceeds of the Offering.

(ggg)	True and Full Disclosure. The Corporation has not withheld from the Underwriter and will not withhold from the Underwriter prior to the completion of the Distribution Period, any material facts relating to the Corporation, the Offering.

10.	Closing Deliveries.

(a)	Location of Closing. The closing of the Offering shall be completed concurrently at the Closing Time at the offices of Stein Monast LLP in Québec, Québec and Fasken Martineau DuMoulin LLP in Montreal, Québec, or at such other place as the Underwriter and the Corporation may agree.

(b)	Deliveries. At the Closing Time, subject to the terms and conditions contained in this Agreement, the Corporation shall duly and validly deliver to the Underwriter the Offered Shares in certificated or electronic form, registered as the Underwriter may notify and direct the Corporation in writing not less than 48 hours prior to the Closing Time, against payment by the Underwriter to the Corporation, at the direction of the Corporation, in lawful money of Canada by wire transfer or, if permitted by Applicable Law, by certified cheque or bank draft, payable at par in the City of Québec, Québec, of an amount equal to the aggregate purchase price for the Offered Shares being issued and sold hereunder less the Commission, any other fees payable, and all of the estimated expenses of the Underwriter payable by the Corporation to the Underwriter in accordance with Section 18, all in accordance with a reconciliation statement to be provided by BMO to the Corporation in advance of the Closing.

11.	Closing of the Over-Allotment Option.

(a)	Grant of Over-Allotment Option. The Corporation hereby grants to the Underwriter, for the purposes of covering the Underwriter’s over-allocation position, if any, and for market stabilization purposes, the Over-Allotment Option to purchase the Additional Shares. The Over-Allotment Option is exercisable in whole or in part and from time to time on or before 5:00 p.m. (Eastern time) for a period of thirty (30) days from and including the Closing Date.

(b)	Written Notice of Exercise. The Underwriter may exercise the Over-Allotment Option in whole or in part during the currency thereof by delivering written notice to the Corporation (the “Over-Allotment Notice”) which notice shall set forth (i) the aggregate number of Additional Shares to be issued and sold; and (ii) the Closing Date for the Additional Shares, provided that such Closing Date shall not be a date that is less than two Business Days or more than five Business Days after the date of the Over-Allotment Notice, and in any event not later than the 30th day following the Closing Date of the Offering.

(c)	Closing. The offer and sale of the Additional Shares shall be completed at such time and place as the Underwriter and the Corporation may agree, and in accordance with Section 10(b).

(d)	Deliveries. The applicable terms, conditions and provisions of this Agreement (including the provisions of Section 12 relating to conditions of closing) shall apply mutatis mutandis to the Closing of the issuance of any Additional Shares pursuant to any exercise of the Over-Allotment Option.

(e)	Adjustments. In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Offering Price and to the number of Additional Shares issuable on exercise thereof such that the Underwriter is entitled to arrange for the sale of the same number and type of securities that the Underwriter would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or other change.

12.	Conditions of Closing. The following are conditions precedent to the obligation of the Underwriter to purchase the Offered Shares pursuant to this Agreement at the Closing Time, and which conditions are to be satisfied by the Corporation at or prior to the Closing Time and may be waived in writing in whole or in part by the Underwriter:

(a)	the Corporation will cause its counsel to deliver to the Underwriter favourable legal opinions dated and delivered on the Closing Date, in form and substance satisfactory to the Underwriter, acting reasonably, with respect to the following matters:

(i)	the Corporation is a corporation existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to carry on business and to own, lease and operate properties and assets;

(ii)	the Corporation has all necessary corporate capacity, power and authority: (A) to execute and deliver this Agreement and to perform its obligations hereunder, (B) to issue, sell and deliver the Offered Shares, and (C) to grant the Over-Allotment Option;

(iii)	the authorized and issued and outstanding share capital of the Corporation;

(iv)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder, and this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and subject to other standard assumptions and qualifications, including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by Applicable Law;

(v)	the execution and delivery of this Agreement and the fulfilment of the terms hereof by the Corporation, the issuance, sale and delivery of the Offered Shares to be issued and sold by the Corporation at the Closing Time and the grant of the Over-Allotment Option do not and will not result in a breach of or a default under, do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or a default under, and do not and will not conflict with: (A) the constating documents of the Corporation; (B) any resolutions of the shareholders or directors (including of any committee thereof) of the Corporation; or (C) any applicable corporate law or Securities Laws;

(vi)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery, as applicable, of each of the Preliminary Base Shelf Prospectus, the Prospectus and any Supplementary Material and the filing thereof with the Canadian Securities Regulators and the delivery of the U.S. Private Placement Memorandum;

(vii)	the Offered Shares have been duly and validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(viii)	the rights, privileges, restrictions and conditions attaching to the Offered Shares and the Over-Allotment Option are accurately summarized in all material respects in the Offering Documents;

(ix)	all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the Canadian Securities Regulators in each of the Qualifying Jurisdictions have been obtained by the Corporation to qualify the distribution to the public of the Offered Shares in each of the Qualifying Jurisdictions through persons who are registered under Canadian Securities Laws and to qualify the grant of the Over-Allotment Option to the Underwriter;

(x)	the Corporation is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and it is not on the list of defaulting reporting issuers maintained by the Canadian Securities Regulators;

(xi)	subject to the qualifications and assumptions set out therein, the statements set forth in the Prospectus Supplement under the heading “Eligibility for Investment”, insofar as they purport to describe the provisions of the laws referred to therein, are fair summaries of the matters discussed therein;

(xii)	subject only to the Standard Listing Conditions, the Offered Shares have been conditionally approved for listing on the TSXV; and

(xiii)	such other matters as may reasonably be requested by the Underwriter no less than 48 hours prior to the Closing Time.

In connection with such opinions, counsel to the Corporation may rely on the opinions of local counsel to the Corporation in the Qualifying Jurisdictions acceptable to counsel to the Underwriter, acting reasonably, as to certain corporate and securities matters relating to the Corporation and as to the qualification for distribution of the Offered Shares and the grant of the Over-Allotment Option, or opinions may be given directly by local counsel to the Corporation with respect to those items and as to other matters governed by the laws of jurisdictions other than the province in which counsel to the Corporation is qualified to practise, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others;

(b)	if any Offered Shares are offered and sold in the United States, the Corporation will cause a favourable legal opinion to be delivered to the Underwriter by the Corporation’s special United States counsel, Naulth LPC, dated and delivered on the Closing Date, such opinion to be subject to such qualifications and assumptions as the Underwriter may agree and in form and substance satisfactory to the Underwriter, acting reasonably, to the effect that no registration of the Offered Shares offered and sold in the United States will be required under the U.S. Securities Act in connection with such offer and sale, provided that the offer and sale of the Offered Shares in the United States is made in accordance with this Agreement, including Schedule “A” hereto;

(c)	the Corporation will cause favourable legal opinions to be delivered to the Underwriter by the Corporation’s counsel, dated and delivered on the Closing Date, regarding the Corporation’s subsidiaries, in form and substance satisfactory to the Underwriter, acting reasonably, with respect to the following matters:

(i)	the subsidiary having been incorporated and existing under its jurisdiction of incorporation;

(ii)	the subsidiary having all requisite corporate power and capacity to carry on business and to own, lease and operate properties and assets; and

(i)	the authorized and issued share capital of the subsidiary and the ownership thereof;

(d)	the Corporation will cause favourable legal opinions or title reports to be delivered to the Underwriter by the Corporation’s counsel, dated and delivered on the Closing Date, in form and substance satisfactory to the Underwriter, acting reasonably, regarding the Material Property, including with respect to the following matters:

(i)	the registered ownership of the mining claims, mining leases, concessions and real properties forming part of the Material Property;

(ii)	the good standing under applicable legislation of the mining claims, mining leases, concessions and real properties forming part of the Material Property; and

(iii)	the description of all registered encumbrances or Liens relating to the mining claims, mining leases, concessions and real properties forming part of the Material Property;

(e)	the Corporation will cause the Corporation’s Auditors to deliver to Underwriter providing certain written representations, a comfort letter, dated and delivered on the Closing Date, in form and substance satisfactory to the Underwriter, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 6(a)(vii);

(f)	the Corporation will deliver a certificate of the Corporation, addressed to the Underwriter and dated the Closing Date, and signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other senior officers of the Corporation as may be acceptable to the Underwriter, acting reasonably, in form and substance satisfactory to the Underwriter, acting reasonably, certifying with respect to: (i) the articles and by-laws of the Corporation; (ii) the resolutions of the Corporation’s board of directors relevant to the issue and sale of the Offered Shares to be issued and sold by the Corporation, the grant of the Over-Allotment Option, and the authorization of the Offering Documents, this Agreement and the other agreements and transactions contemplated herein; and (iii) the incumbency and signatures of signing officers of the Corporation;

(g)	the Corporation will deliver a certificate of the Corporation, addressed to the Underwriter and their counsel and dated the Closing Date, and signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other senior officers of the Corporation as may be acceptable to the Underwriter, acting reasonably, in form and substance satisfactory to the Underwriter, acting reasonably, certifying that:

(i)	the Corporation has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with or satisfied, other than conditions which have been waived by the Underwriter, at or prior to the Closing Time;

(ii)	the representations and warranties of the Corporation contained herein are true and correct as at the Closing Time, with the same force and effect as if made on and as at the Closing Time, after giving effect to the transactions contemplated hereby;

(iii)	no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or any other securities of the Corporation or prohibiting the sale of the Offered Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any Securities Laws or by any regulatory authority;

(iv)	since the respective dates as of which information is given in the Prospectus (A) there has been no material change (actual, anticipated, contemplated, threatened, or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, capital or control of the Corporation (on a consolidated basis), and (B) no transaction has been entered into by the Corporation or its subsidiaries which is material to the Corporation (on a consolidated basis), other than as disclosed in the Prospectus or any Supplementary Material, as the case may be; and

(v)	there has been no new material fact or change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Prospectus, which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Prospectus or result in the Prospectus not complying with applicable Securities Laws;

(h)	the Corporation will have made and/or obtained all necessary filings, approvals, permits, consents and acceptances to or from, as the case may be, the board of directors, the shareholders (if required), the Securities Regulators, the TSXV and any other applicable person required to be made or obtained by the Corporation in connection with the transactions contemplated by this Agreement, on terms which are acceptable to the Corporation and the Underwriter, acting reasonably, prior to the Closing Date, it being understood that the Underwriter will do all that is reasonably required to assist the Corporation to fulfil this condition;

(i)	the Offering shall have been conditionally approved by the TSXV and the Common Shares issuable thereunder will have been conditionally approved for listing by the TSXV, subject only to satisfaction by the Corporation of the Standard Listing Conditions, and the Offered Shares will, at the opening of trading on the TSXV on the Closing Date, be listed and posted for trading on the TSXV;

(j)	the Underwriter will have received a certificate from AST Trust Company (Canada) with respect to its appointment as transfer agent and registrar of the Common Shares and the number of Common Shares issued and outstanding as at the end of the Business Day immediately prior to the Closing Date;

(k)	the Underwriter will have received a certificate of compliance or the equivalent in respect of the Corporation and its subsidiaries issued by the appropriate regulatory authority in the jurisdiction in which the Corporation and its subsidiaries are incorporated, dated within one Business Day prior to the Closing Date;

(l)	the Underwriter will have received a reporting issuer certificate or report for each of the Qualifying Jurisdictions confirming that the Corporation is a reporting issuer not in default of applicable Canadian Securities Laws, dated or retrieved within two (2) Business Days prior to the Closing Date;

(m)	the Underwriter will have received executed copies of all the lock-up agreements required by the Underwriter pursuant to Section 8(g);

13.	All Terms to be Conditions. The Corporation agrees that the conditions contained in Section 12 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation. Any breach or failure to comply with any of the conditions contained in Section 12 shall entitle the Underwriter, at its sole option, to terminate and cancel, without any liability on the part of the Underwriter or on the part of the Substituted Purchasers, all of its obligations (and those of any Substituted Purchasers arranged by it) under this Agreement, by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Underwriter may waive, in whole or in part, or extend the time for compliance with, any of such conditions without prejudice to the rights of the Underwriter in respect of any such conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriter, any such waiver or extension must be in writing and signed by the Underwriter.

14.	Termination Events. The Underwriter shall be entitled, at its sole option, to terminate and cancel, without any liability on the part of such Underwriter or on the part of the Substituted Purchasers, all of its obligations (and those of any Substituted Purchasers arranged by it) under this Agreement, by written notice to that effect given to the Corporation at or prior to the Closing Time, if:

(a)	Regulatory Out. Any enquiry, action, suit, investigation (whether formal or informal) or other proceeding is instituted, announced or threatened or any order is issued under or pursuant to any relevant statute or policy or made by any federal, provincial, state or other governmental authority, commission, board, bureau, agency or instrumentality (including without limitation the TSXV or any securities regulatory authority) in relation to the Corporation or any of its subsidiaries, or there is any change in law, regulation or policy, or the interpretation or administration thereof, or there is a general moratorium on banking activities in the United States or Canada declared by relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services, which, in any such cases, in the opinion of any of the Underwriter, acting reasonably, operates to impact, suspend, restrict, inhibit, prevent or otherwise adversely impact the distribution or trading of the Common Shares;

(b)	Disaster Out. There should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any outbreak or escalation of national or international hostilities or any crisis or calamity, or any change or development involving a prospective change in national or international political, financial or economic conditions, or any governmental action, law, regulation, inquiry or other similar occurrence of any nature, including by a result of the COVID-19 Outbreak to the extent there are material adverse impacts relating thereto occurring after the date hereof) which, in the opinion of any of the Underwriter, acting reasonably, materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve the financial markets in Canada or in the United States or the business, operations or affairs of the Corporation (on a consolidated basis);

(c)	Material Change Out. There should occur, be discovered by the Underwriter or be announced by the Corporation, any material change, a new material fact or a change in any material fact in the condition (financial or otherwise), earnings, business, affairs or business prospects of the Corporation (on a consolidated basis) which, in the opinion of the Underwriter, acting reasonably, has or could be reasonably expected to have a significant adverse effect on the market price or value of the Common Shares or could reasonably be expected to result in the purchasers of a material number of Common Shares exercising their rights under applicable securities laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof;

(d)	Breach Out. The Corporation is in breach of a term, condition or covenant contained in this Agreement in any material respect or any representation or warranty given by the Corporation in this Agreement becomes or is false in any material respect.

The Underwriter shall make reasonable best efforts to give written notice to the Corporation of the occurrence of any of the events referred to in this Section 14, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriter to exercise its rights under this Section 14 at any time prior to or at the Closing Time.

15.	Exercise of Termination Right. If this Agreement is terminated by the Underwriter pursuant to Section 13 or Section 14, there shall be no further liability on the part of the Underwriter or of the Corporation to the Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Sections 17 and 18. The right of the Underwriter to terminate its respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement.

16.	Survival of Representations and Warranties. Subject to Section 5, all representations, warranties, covenants and agreements herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the sale of the Offered Shares and shall continue in full force and effect for the benefit of the Underwriter and/or the Corporation, as applicable, in accordance with Applicable Law, for a period of three years following the Closing Date, regardless of any subsequent disposition of the Offered Shares or any investigation by or on behalf of the Underwriter with respect thereto. Notwithstanding the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriter or the contribution obligations of the Corporation or of the Underwriter, including without limitation Section 17, shall survive the sale of the Offered Shares and shall continue in full force and effect for the benefit of the Underwriter and/or the Corporation, as applicable, regardless of any subsequent disposition of the Offered Shares or any investigation by or on behalf of the Underwriter with respect thereto, indefinitely without limitation other than any limitation requirements of Applicable Law.

17.	Indemnity and Contribution.

(a)	The Corporation and its subsidiaries and affiliates (collectively, the “Indemnitor”) hereby agrees to indemnify and hold harmless the Underwriter, and all of its respective subsidiaries and affiliates and all of their respective partners, directors, officers, employees, agents, advisors and securityholders (each being hereinafter referred to as an “Indemnified Party” and collectively, the “Indemnified Parties”), from and against any and all expenses, losses (other than loss of profits or expected revenue), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of their counsel and other expenses incurred in connection with any claim, action, suit, proceeding or investigation or in enforcing this indemnity (collectively, the “Losses”), that may be incurred in advising with respect to and/or defending, investigating or settling any claim, action, suit, proceeding or investigation that may be made or threatened against the Indemnified Parties or to which the Indemnified Parties may become subject or otherwise involved in any capacity (collectively, the “Claims”) under any statute or common law or otherwise insofar as such Losses or Claims arise out of or are based, directly or indirectly, upon (i) any untrue statement or alleged untrue statement of material fact contained in the information (whether written or oral) supplied to any prospective investor by or on behalf of the Indemnitor or any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; or (ii) the performance of professional services rendered to the Indemnitor by the Indemnified Parties hereunder or otherwise in connection with the matters referred to in this Agreement; provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that with respect to (ii) above:

(A)          the Indemnified Party has been grossly negligent, acted in bad faith or engaged in wilful misconduct in the course of such performance; and

(B)          the expenses, losses, claims, damages or liabilities as to which indemnification is claimed were directly caused by such gross negligence, bad faith or wilful misconduct referred to in subsection (A) above.

For greater certainty, the Corporation and the Underwriter agree that they do not intend that any failure by the Underwriter to conduct such reasonable investigation as necessary to provide the Underwriter with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “gross negligence” for purposes of this Section 17 or otherwise disentitle the Underwriter from indemnification hereunder.

(b)	If for any reason (other than a determination as to the events referred to in subsections (A) and (B) immediately above) the foregoing indemnification is unavailable to the Indemnified Parties or is insufficient to hold them harmless, then the Indemnitor and each Underwriter shall contribute to the aggregate of such Losses paid or payable by the Indemnified Parties as a result of such Claims, such that the each Underwriter shall be responsible for that portion represented by the percentage that the portion of the Commission received by such Underwriter bears to the gross proceeds realized by the sale of the Offered Shares pursuant to this Agreement and the Indemnitor shall be responsible for the balance, provided that, in no event, shall any Underwriter be responsible for any amount in excess of the amount of the Commission actually received by such Underwriter. In the event that the Indemnitor may be entitled to contribution from any Underwriter under the provisions of any statute or law, the Indemnitor shall be limited to contribution in any amount not exceeding the lesser of the portion of the amount of Losses giving rise to such contribution for which such Underwriter(s) are responsible and the amount of the Commission actually received by such Underwriter.

(c)	Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation (as determined by a court of competent jurisdiction in a final judgement that has become non-appealable) shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any Claim against the applicable other party under this Section 17, notify such party from whom contribution may be sought. The omission or delay to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise under this Section 17, or from the obligation to contribute, except and only to the extent that such omission or delay materially prejudices the ability to defend the Claim. The right of contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise by law.

(d)	The Indemnitor agrees that in case any Claim shall be brought against the Indemnitor and/or Indemnified Party by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such authority shall investigate the Indemnitor and/or the Indemnified Parties, and an Indemnified Party or its personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered hereunder, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs of the Indemnified Party (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and out-of-pocket expenses incurred by the personnel of the Indemnified Party in connection therewith) shall be paid by the Corporation as they occur.

(e)	The Indemnitor shall be entitled but not obligated to participate in or assume the defense of any Claim, provided however, that the defense shall be through legal counsel acceptable to the Underwriter, acting reasonably. In addition, the Indemnified Parties shall also have the right to employ separate counsel in any such Claim and participate in the defense thereof, and the reasonable fees of such counsel shall be borne by the Indemnified Parties unless:

(i)	the employment of separate counsel has been specifically authorized in writing by the Indemnitor;

(ii)	the Indemnified Party has been advised by a written opinion of counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential differing or conflict of interests;

(iii)	there may be defenses available to the Indemnified Party that are in addition to or different from the defenses available to the Indemnitor; or

(iv)	the Indemnitor has failed, within a reasonable period of time after receipt of notice, to assume the defense of such action or claim;

provided that the Indemnitor shall not be required to assume the fees and expenses of more than one additional counsel in each relevant jurisdiction on behalf of all Indemnified Parties. If the Indemnitor assumes the defence of any Claim, the Indemnitor shall throughout the course thereof provide copies of all relevant documentation to the Underwriter, upon its request, acting reasonably, and will keep the Underwriter advised of the progress thereof and of all significant discussions and actions proposed. Neither the Indemnitor, on the one hand, nor the Indemnified Parties, on the other hand, shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be properly considered and not to be unreasonably withheld.

(f)	Promptly after receipt of notice of the commencement of any Claim against the Indemnified Parties or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriter will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof (unless the Indemnitor assumes the defence thereof) will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of all discussions and significant actions proposed in respect thereof, provided that any failure or delay in so notifying shall not relieve the Indemnitor of any liability which it may have to any Indemnified Party except and only to the extent that such failure materially prejudices the ability to defend the Claim.

(g)	The indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Underwriter and any of the Personnel. The Indemnitor hereby acknowledges that the Underwriter act as trustee for the Personnel of the Indemnitor’s covenants under this Section 17 and the Underwriter agree to accept such trust and to hold and enforce such covenants on behalf of such persons. This Section 17 shall survive the completion of professional services rendered under this Agreement or any termination of this Agreement.

18.	Expenses. Whether or not the Offering is completed, the Corporation shall pay all reasonable costs, expenses and fees in connection with the Offering, including all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and all other matters in connection with the transactions set out in this Agreement, including the fees and expenses payable in connection with the qualification of the Offered Shares for distribution, the fees and expenses of the Corporation’s counsel, including of the Corporation’s local counsel, the fees and expenses of the Corporation’s Auditors, the transfer agent and registrar for the Common Shares, and all costs, expenses and fees incurred by the Underwriter in connection with the Offering, including all reasonable fees and expenses and applicable taxes thereon of counsel to the Underwriter and all out-of-pocket, travel and other reasonable expenses of the Underwriter, including in connection with due diligence and marketing. All such costs, expenses and fees payable by the Corporation to the Underwriter may be deducted from the gross proceeds of the sale of the Offered Shares otherwise payable to the Corporation on the Closing Date, provided that invoices or other satisfactory documentation are provided to the Corporation upon request at or prior to the Closing or as soon as practicable thereafter.

19.	Sale of Offered Shares. Subject to compliance with Canadian Securities Laws, without affecting the firm obligation of the Underwriter to purchase from the Corporation 10,345,000 Offered Shares at the Offering Price in accordance with this Agreement, after the Underwriter has made reasonable effort to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased by the Underwriter and further changed from time to time to an amount not greater than the Offering Price specified herein. Such decrease in the Offering Price will not affect the Commission to be paid by the Corporation to the Underwriter, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriter to the Corporation. The Underwriter will inform the Corporation if the Offering Price is decreased.

20.	Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	if to the Corporation, to:

Nouveau Monde Graphite Inc.

331 Brassard Street

Saint-Michel-des-Saints, Québec J0K 3B0

Attention:	Eric Desaulniers

Facsimile:	819-923-0333

Email:	edesaulniers@nouveaumonde.ca

with a copy (which shall not constitute notice) to:

Stein Monast LLP

Stein Monast Building

300-70 Dalhousie Street

Quebec, Québec G1K 4B2

Attention:	Richard Provencher

Facsimile:	(418) 523-5391

Email:	Richard.provencher@steinmoast.ca

(b)	if to the Underwriter:

BMO Nesbitt Burns Inc.

100 King Street W.

Toronto, Ontario M5X 1A1

Attention:	John Manning

Email:	John.Manning@bmo.com

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

Place Victoria

3500-800 Square Victoria

Montréal, Québec H4Z 1E9

Attention:	Frank Mariage
Facsimile:	514-397-7600
Email:	fmariage@fasken.com

or to such other address as any of the parties may designate by notice given to the others. Each notice shall be personally delivered to the addressee or sent by facsimile or electronic transmission to the addressee and: (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile or electronic transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

21.	Time of the Essence. Time shall, in all respects, be of the essence hereof.

22.	Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings with respect to the subject matter hereof, including, without limitation, the Bid Letter. This Agreement may be amended or modified in any respect by written instrument only.

23.	Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

24.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

25.	Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Underwriter and their respective successors and permitted assigns.

26.	Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

27.	Market Stabilization Activities. In connection with the distribution of the Offered Shares, the Underwriter may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriter at any time.

28.	No Fiduciary Duty. The Corporation acknowledges that in connection with the Offering: (i) the Underwriter has acted at arm’s length, are not agent of, and owe no fiduciary duties to, the Corporation or any other person, (ii) the Underwriter owes the Corporation only those duties and obligations set forth in this Agreement, and (iii) the Underwriter may have interests that differ from those of the Corporation. The Corporation waives to the full extent permitted by Applicable Law any claims it may have against the Underwriter arising from an alleged breach of fiduciary duty in connection with the Offering.

29.	Other Underwriter Business. The Corporation acknowledges that the Underwriter and certain of its affiliates: (i) act as investment fund managers and traders of, and dealers in, securities both as principal and on behalf of their clients (including managed accounts and investment funds) and, as such, may have had, and may in the future have, long or short positions in the securities of the Corporation or related entities and, from time to time, may have executed or may execute transactions on behalf of such persons; (ii) may provide research or investment advice or portfolio management services to clients on investment matters, including the Corporation; (iii) may participate in securities transactions on a proprietary basis, including transactions in the Offering or other securities of the Corporation or related entities; and (iv) nothing in this Agreement shall restrict their ability to conduct business in the ordinary course and in compliance with Applicable Laws.

30.	Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

31.	Counterparts and Electronic Copies. This Agreement may be executed and delivered in any number of counterparts and by facsimile or PDF copy, which taken together shall form one and the same agreement.

[Remainder of Page Intentionally Left Blank]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriter.

Yours very truly,

BMO NESBITT BURNS INC.

Per:	(s) John Manning
	Name:	John Manning
	Title:	Managing Director

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

Per:	(s) Eric Desaulniers
	Name:	Eric Desaulniers
	Title:	President and Chief Executive Officer

SCHEDULE “A”

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule “A” to the Underwriting Agreement dated January 15, 2021 between Nouveau Monde Graphite Inc. and BMO Nesbitt Burns Inc.

Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule “A” is annexed.

The following terms shall have the meanings indicated:

(a)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

(b)	“Foreign Issuer” means “foreign issuer” as defined in Rule 902(e) of Regulation S;

(c)	“General Solicitation” and “General Advertising” means “general solicitation” or

“general advertising”, as those terms are used under Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity, general solicitation or general advertising includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or on the internet, or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)	“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(e)	“Substantial U.S. Market Interest” means substantial U.S. market interest as that term is defined in Rule 902(j) of Regulation S; and

(f)	“U.S. Purchaser” means any purchaser of Offered Shares that (a) receives or received an offer to acquire the Offered Shares while in the United States, and (b) a person who was in the United States at the time such person’s buy order was made or the Qualified Institutional Buyer Letter attached as Exhibit I to the U.S. Private Placement Memorandum pursuant to which it is acquiring Offered Shares was executed or delivered.

Representations, Warranties and Covenants of the Underwriter

The Underwriter acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Offered Shares may not be offered or sold within the United States, except in accordance with an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The Underwriter on behalf of itself and the U.S. Affiliate, represents, warrants, covenants and agrees to and with the Corporation as of the date hereof that:

1.            It has not offered or sold, and will not offer or sell, at any time any Offered Shares except (a) in Offshore Transactions in compliance with Rule 903 of Regulation S, or (b) in the case of the Underwriter and the U.S. Affiliate, to persons in the United States as provided herein. Accordingly, none of the Underwriter, the U.S. Affiliate, its or their affiliates or any person acting on any of its or their behalf, has made or will make (except as permitted herein): (i) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to any person in the United States, (ii) any sale of Offered Shares to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States or the Underwriter, the U.S. Affiliate, its or their affiliates or any person acting on any of its or their behalf, reasonably believed that such Purchaser was outside the United States, or (iii) any Directed Selling Efforts.

2.            It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Shares except with the U.S. Affiliate, any Selling Firm or with the prior written consent of the Corporation. The Underwriter shall require the U.S. Affiliate to agree, and each Selling Firm to agree, for the benefit of the Corporation, to comply with, and shall use its commercially reasonable efforts to ensure that the U.S. Affiliate and each Selling Firm complies with, the same provisions of this Schedule “A” as apply to the Underwriter as if such provisions applied to the U.S. Affiliate and such Selling Firm.

3.            The Underwriter represents and warrants that all offers and sales of Offered Shares that have been or will be made by it in the United States have been or will be made through the U.S. Affiliate and in compliance with all applicable U.S. federal and state broker-dealer requirements. The U.S. Affiliate is a Qualified Institutional Buyer and is duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were or will be made (unless exempted from the respective state’s broker-dealer registration requirements), and is a member in good standing with the Financial Industry Regulatory Authority, Inc.

4.           None of it, the U.S. Affiliate, its or their affiliates or any person acting on any of its or their behalf has utilized, and none of such persons will utilize, any form of General Solicitation or General Advertising in connection with the offer and sale of the Offered Shares in the United States or has offered or will offer any Offered Shares in any manner involving a public offering in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.            Any offer, solicitation of an offer to buy, or sale of Offered Shares that has been made or will be made to persons in the United States was or will be made only to Qualified Institutional Buyers.

6.            Immediately prior to soliciting U.S. Purchasers, the Underwriter, the U.S. Affiliate, its and their affiliates and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and at the time of completion of each sale to a person in the United States, the Underwriter, the U.S. Affiliate, its or their affiliates and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that each Purchaser purchasing the Offered Shares from such Underwriter through the U.S. Affiliate is a Qualified Institutional Buyer.

7.            All offerees of the Offered Shares in the United States solicited by it or the U.S. Affiliate shall be informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the Offered Shares are being offered and sold to such U.S. Purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A and similar exemptions under applicable state securities laws.

8.            It agrees to deliver, through the U.S. Affiliate, to each person in the United States to whom it offers to sell or from whom it solicits any offer to buy the Offered Shares the U.S. Private Placement Memorandum. No other written material will be used in connection with the offer or sale of the Offered Shares in the United States.

9.            Prior to completion of any sale of Offered Shares in the United States, each such Purchaser thereof that is purchasing Offered Shares as a Qualified Institutional Buyer will be required to provide to the Underwriter or the U.S. Affiliate a completed and executed Exhibit I to the U.S. Private Placement Memorandum which shall thereafter be provided to the Corporation.

10.           At least two Business Days prior to the Closing Date, it will provide the Corporation with a list of all Purchasers in the United States solicited by the Underwriter.

11.         None of the Underwriter, the U.S. Affiliate or any person acting on any of its or their behalf has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of Offered Shares contemplated hereby.

12.          At the Closing, the Underwriter will, together with the U.S. Affiliate, provide a certificate, substantially in the form of Annex I to this Schedule “A”, relating to the manner of the offer and sale of the Offered Shares in the United States. Failure to deliver such a certificate by the Underwriter shall constitute a representation by such Underwriter that neither it nor anyone acting on its behalf has offered or sold Offered Shares to U.S. Purchasers.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees as at the date hereof and as at the Closing Date that:

1.	The Corporation is, and at the Closing Date will be, a Foreign Issuer with no Substantial U.S. Market Interest in its common shares.

2.	The Corporation is not, and following the application of the proceeds from the sale of the Offered Shares will not be, registered or required to be registered as an “investment company” under the United

States Investment Company Act of 1940, as amended.

3.            The offering of the Offered Shares in the United States by the Underwriter and the U.S. Affiliate is not prohibited pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

4.             The Corporation acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws and that the Offered Shares may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and any applicable state securities laws. Except with respect to sales to Qualified Institutional Buyers solicited by the Underwriter and the U.S. Affiliate in reliance upon the exemption from registration available under Rule 144A, none of the Corporation, its affiliates, or any person acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, its or their respective affiliates or any person acting on any of its or their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to a person in the United States; or (b) any sale of Offered Shares unless, at the time the buy order was or will have been originated, (i) the Purchaser is outside the United States or (ii) the Corporation, its affiliates, and any person acting on any of their behalf reasonably believe that the Purchaser is outside the United States.

5.            None of the Corporation, its affiliates or any person acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, its or their respective affiliates or any person acting on its or their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Offered Shares in the United States by means of any form of General Solicitation or General Advertising or has taken or will take any action that would constitute a public offering of the Offered Shares in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.             None of the Corporation or any of its affiliates or any persons acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, its or their respective affiliates, or any person acting on any of its or their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or sold, or will offer or sell, (i) any of the Offered Shares in the United States, except for offers and sales made through the Underwriter and the U.S. Affiliate in reliance on the exemption from registration under the U.S. Securities Act provided by Rule 144A; or (ii) any of the Offered Shares outside the United States, except for offers and sale made in Offshore Transactions in accordance with Rule 903 of Regulation S.

7.             None of the Corporation or any of its affiliates or any persons acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, its or their respective affiliates, or any person acting on any of its or their behalf, in respect of which no representation, warranty, covenant or agreement is made) (i) has engaged or will engage in any Directed Selling Efforts or (ii) has taken or will take any action that would cause the exemptions afforded by Rule 144A to be unavailable for offers and sales of Offered Shares to persons in the United States in accordance with the Underwriting Agreement, including this Schedule “A”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Shares in Offshore Transactions in accordance with the Underwriting Agreement, including this Schedule “A”.

8.            None of the Corporation, its affiliates or any person acting on any of their behalf (other than the Underwriter, the U.S. Affiliate, its or their respective affiliates or any person acting on any of its or their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of Offered Securities contemplated hereby.

9.              The Offered Shares satisfy the requirements set out in Rule 144A(d)(3) under the U.S. Securities Act.

10.          For so long as any Offered Shares which have been sold in the United States in reliance upon the exemptions provided by Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is neither (i) subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, nor (ii) exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will furnish to any holder of the Offered Shares which have been sold in reliance upon Rule 144A and any prospective purchaser thereto designated by such holder in the United States, upon request of such holder or prospective purchaser, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Shares to effect resales under Rule 144A).

11.          If the Corporation or a Purchaser in the United States determines that the Corporation or any successor entity is a “passive foreign investment company” within the meaning of Section 1297(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), during any calendar year following the purchase of the Offered Shares by such purchaser, the Corporation or any such successor entity shall provide to such Purchaser, upon written request, all information that would be required for income tax reporting purposes to permit a United States securityholder to make the election to treat the Corporation or any such successor entity as a “qualified electing fund” for the purposes of the Code.

12.          No securities of the Corporation have been or are registered or are required to be registered under Section 12 of the U.S. Exchange Act, and the Corporation is not required to file reports with the SEC under Section 13 or Section 15(d) of the U.S. Exchange Act.

General

The Underwriter and the U.S. Affiliate on the one hand and the Corporation on the other hand understand and acknowledge that the other parties hereto will rely on the truth and accuracy of the representations, warranties, covenants and agreements contained herein

[Remainder of Page Intentionally Left Blank]

ANNEX I TO SCHEDULE “A”

UNDERWRITER’S CERTIFICATE

In connection with the private placement in the United States of Offered Shares of the Corporation pursuant to the Underwriting Agreement, the undersigned Underwriter and the U.S. Affiliate, do hereby certify as follows:

(a)	the Offered Shares have been offered and sold by us in the United States by the U.S. Affiliate which was on the dates of such offers and sales, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act, and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and was and is a member in good standing with the Financial Industry Regulatory Authority, Inc.;

(b)	all offers and sales of Offered Shares in the United States have been and will be effected by us in accordance with all applicable U.S. federal and state broker-dealer requirements;

(c)	immediately prior to transmitting the U.S. Private Placement Memorandum to offerees in the United States, we had reasonable grounds to believe and did believe that each such person was a Qualified Institutional Buyer, and we continue to believe that each U.S. Purchaser of Offered Shares that we have arranged is a Qualified Institutional Buyer on the date hereof;

(d)	no form of General Solicitation or General Advertising was used by us in connection with the offer and sale of the Offered Shares in the United States;

(e)	prior to any sale of Offered Shares to a person in the United States that is a Qualified Institutional Buyer, we caused such person to execute a Qualified Institutional Buyer Letter in the form agreed to by the Corporation and the Underwriter and attached as Exhibit I to the U.S. Private Placement Memorandum;

(f)	neither we, nor our affiliates or any person acting on any of our behalf have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares; and

(g)	the offering of the Offered Shares has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule “A” attached thereto.

Capitalized terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “A” attached thereto) unless otherwise defined herein.

DATED as of this 15th day of January, 2021.

	BMO NESBITT BURNS INC.		[NAME OF U.S. AFFILIATE]

By:	(s) John Manning	By:
	Authorized Signing Officer		Authorized Signing Officer

B-1

SCHEDULE “B”

DETAILS OF OUTSTANDING CONVERTIBLE SECURITIES

AND RIGHTS TO ACQUIRE SECURITIES

This is Schedule “B” to the Underwriting Agreement dated January 15, 2021 between Nouveau Monde Graphite Inc. and BMO Nesbitt Burns Inc.

1.	Stock Options Outstanding as at January 15, 2021

The Corporation has 24,375,000 Common Shares reserved for issuance pursuant to outstanding Options. The Options are exercisable at prices between $0.185 to $1.29 per Common Share and expire between year 2021 and year 2026.

2.	Warrants Outstanding as at January 15, 2021

The Corporation has 76,784,391 Common Shares reserved for issuance pursuant to Outstanding Warrants. The Outstanding Warrants are exercisable at prices between $0.22 and $0.35 and expire between February 7, 2021 and August 28, 2023.

3.	Private Placement

The Corporation has 3,448,275 Common Shares reserved for issuance pursuant to the Private Placement (and an additional 517,241 Common Shares reserved for issuance pursuant to the Private Placement Option).